Exhibit 99.1

ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019

March 23, 2020

Suite 575, 510 Burrard Street
Vancouver, B.C. V6C 3A8

MAVERIX METALS INC.
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

INTRODUCTORY NOTES	1
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
DESCRIPTION OF THE BUSINESS	10
Risk Factors	12
Material ASSETS	22
DIVIDENDS	37
DESCRIPTION OF CAPITAL STRUCTURE	37
MARKET FOR SECURITIES	38
ESCROWED SECURITIES	39
DIRECTORS AND OFFICERS	39
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	42
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	42
TRANSFER AGENT AND REGISTRAR	42
MATERIAL CONTRACTS	42
INTERESTS OF EXPERTS	43
AUDIT COMMITTEE	43
ADDITIONAL INFORMATION	45

SCHEDULE “A” – AUDIT COMMITTEE CHARTER

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form (“AIF”) contains “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this AIF and Maverix Metals Inc. (“Maverix” or the “Company”) does not intend to and does not assume any obligation to update forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Maverix as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Maverix to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase precious metals or from which it will receive stream or royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of novel coronavirus (“COVID-19”), on Maverix's business, operations and financial condition; also, those risk factors discussed under the heading “Risk Factors” in this AIF.

Forward-looking information in this AIF includes disclosure regarding the gold and other metal purchase agreements (“Streams” and each individually a “Stream”) of Maverix, royalty payments to be paid to Maverix by property owners or operators of mining projects pursuant to net smelter returns (“NSR”), gross revenue royalty (“GRR”), and other royalty agreements (“Royalties” and individually a “Royalty”), the future outlook of Maverix and the mineral reserves and resource estimates for the La Colorada mine and the Hope Bay mine. Forward-looking statements are based on a number of material assumptions, which management of Maverix believe to be reasonable, including, but not limited to, the continuation of mining operations from which Maverix will purchase precious or other metals or in respect of which Maverix will receive Royalty payments, that commodity prices will not experience a material adverse change, mining operations that underlie Streams or Royalties will operate in accordance with disclosed parameters and such other assumptions as may be set out herein.

Although Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results to not be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Readers of this AIF should carefully review the risk factors set out in this AIF under the heading “Risk Factors”.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this AIF relating to properties and operations in which Maverix holds Royalty, Stream or other interests, including the disclosure in this AIF under the heading “Material Assets – La Colorada Mine, Mexico” and under the heading “Material Assets – Hope Bay Mine, Canada” is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a Royalty or Stream holder, Maverix has limited, if any, access to properties on which it holds Royalties, Streams, or other interests in its asset portfolio. The Company may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the mining properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds Royalty, Stream or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some reported public information in respect of a mining property may relate to a larger property area than the area covered by Maverix’s Royalty, Stream or other interest. Maverix’s Royalty, Stream or other interests may cover less than 100% of a specific mining property and may only apply to a portion of the publicly reported mineral reserves, mineral resources and or production from a mining property.

As at the date of this AIF the Company considers its Stream interest in the La Colorada mine and its Royalty interest in the Hope Bay mine to be its only material mineral properties for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Information included in this AIF with respect to the Hope Bay mine and with respect to the La Colorada mine has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the La Colorada mine is based on (i) the technical report entitled “Technical Report Preliminary Economic Analysis for the Expansion of the La Colorada Mine in Zacatecas, Mexico” having an effective date of December 31, 2013 which technical report was prepared for Pan American Silver Corp. (“Pan American”), and filed under Pan American’s SEDAR profile on January 30, 2014; (ii) Pan American’s Annual Information Form for the year ended December 31, 2019 and filed under Pan American’s SEDAR profile on March 12, 2020 (the “Pan American AIF”); (iii) Pan American’s annual Mineral Reserves and Resources Table with an effective date of June 30, 2019 and (iv) information that has been provided by Pan American and/or has been sourced from their news releases with respect to the La Colorada mine.

Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the Hope Bay mine is based on (i) the technical report entitled, “Technical Report on the Hope Bay Project, Nunavut, Canada” having an effective date of May 28, 2015, and prepared for TMAC Resources Inc. (“TMAC”); (ii) TMAC’s Annual Information Form for the year ended December 31, 2018 and filed under TMAC’s SEDAR profile on March 12, 2018; (iii) TMAC’s annual updated Mineral Reserves and Mineral Resources Estimate with effective date of December 31, 2018 and (iv) information that has been disclosed by TMAC on its website at http://www.tmacresources.com and sourced from news releases of TMAC with respect to the Hope Bay mine.

Doug Ward, B.Sc., Mining Engineering, MMSA, Vice President Technical Services for Maverix and a “Qualified Person” under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this AIF.

Share Consolidation

On May 23, 2019, Maverix consolidated its common shares on the basis of two (2) pre-consolidation common shares for each one (1) post-consolidation common share (the “Share Consolidation”). All information related to the common shares or other securities of Maverix in this AIF is presented on a post-Share Consolidation basis.

Currency Presentation

All dollar amounts referenced as “C$”, “CAD” or “CAD$” are references to Canadian dollars, all references to “US$”, “USD” or “USD$” are references to United States dollars, and all references to “A$”, “AUD” or “AUS$” are references to Australian dollars.

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of each of the following periods, the average rate of exchange for those periods, and the rate of exchange in effect at the end of each of those periods, each based on the rate published by the Bank of Canada.

	Year Ended December 31,
	2019		2018
Rate at end of period	C$	1.2988	C$	1.3642
Average rate during period	C$	1.3269	C$	1.2957
High rate for period	C$	1.3600	C$	1.3642
Low rate for period	C$	1.2988	C$	1.2552

The following table sets out the high and low rates of exchange for one Australian dollar expressed in Canadian dollars in effect at the end of each of the following periods, the average rate of exchange for those periods, and the rate of exchange in effect at the end of each of those periods, each based on the rate published by the Bank of Canada.

	Year Ended December 31,
	2019		2018
Rate at end of period	C$	0.9122	C$	0.9616
Average rate during period	C$	0.9228	C$	0.9687
High rate for period	C$	0.9582	C$	0.9902
Low rate for period	C$	0.8868	C$	0.9132

CORPORATE STRUCTURE

Maverix was incorporated under the Canada Business Corporations Act (“CBCA”) on September 5, 2008 as “MacMillan Minerals Inc.” On July 11, 2016 Maverix completed a statutory plan of arrangement under the CBCA (the “Arrangement”), which involved, among other things, the acquisition of a portfolio of precious metal Streams, Royalties, and purchase agreements from Pan American. In conjunction with the Arrangement Maverix subsequently changed its name from “MacMillan Minerals Inc.” to “Maverix Metals Inc.”.

The Company’s head office is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company’s registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. As at the date of this AIF the Company’s common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) and on the NYSE American, LLC (“NYSE American”), both under the symbol “MMX”.

The Company has two principal wholly owned subsidiaries, being Maverix Metals (Australia) Pty. Ltd., incorporated under the laws of Australia, and Maverix Metals (Nevada) Inc., incorporated under the laws of the State of Nevada in the United States of America.

GENERAL DEVELOPMENT OF THE BUSINESS

Royalty, Stream and Other Interests

Acquisition of the Pan American Portfolio

In July 2016 Maverix acquired, from Pan American a portfolio of thirteen (13) precious metal Streams, Royalties and payment agreements (the “PA Portfolio”). The PA Portfolio included the following key assets:

•	La Colorada Mine - Gold Stream (Zacatecas, Mexico) – An agreement to purchase 100% of the gold produced from Pan American’s operating La Colorada silver-lead-zinc mine, at an ongoing price that is the lesser of (i) US$650 per ounce and (ii) the spot market price per ounce, for the life of the mine. The mine completed a major expansion in 2017 and is expected to produce between 4,000 to 5,000 ounces of gold annually over the balance of its currently planned mine life.

•	San Jose Mine - NSR Royalty (Oaxaca, Mexico) – NSR Royalty of 1.5% on all metal sales from the Taviche Oeste concession at Fortuna Silver Mines Inc.’s (“Fortuna”) operating San Jose silver and gold mine. The mine has been producing ore from the Taviche Oeste concession, which hosts the Trinidad North veins since 2015. Fortuna has completed the expansion of the mine and processing facilities and production from the Taviche Oeste concession currently accounts for approximately fifty percent (50%) of the mine’s total production.

•	Moose River Mine - NSR Royalty (Nova Scotia, Canada) – NSR Royalty of 1.0% on the Touquoy deposit at the Moose River open pit gold project. Production began at the Touquoy deposit in 2017 and full production was achieved in 2018. On July 19, 2019, St. Barbara Ltd., an Australian based gold mining company, acquired all of the issued and outstanding shares of Atlantic Gold Corporation and ownership of the Moose River project.

•	Shalipayco Project - NSR Royalty (Junin, Peru) – NSR Royalty of 1.0% on all metal production from the Shalipayco polymetallic development project. Shalipayco is an underground, pre-feasibility stage project that has been advanced by a joint venture led by Nexa Resources SA. Pan American retains a 25% carried interest in the project.

•	La Bolsa Project - Gold Stream (Sonora, Mexico) – An agreement to purchase 5.0% of future gold production at an ongoing price that is the lesser of (i) US$450 per ounce, and (ii) the spot market price per ounce, for the life of the mine from the feasibility stage La Bolsa project, an open pit/heap leach gold/silver project, currently owned by Pan American.

•	Calcatreu Project - NSR Royalty (Rio Negro, Argentina) – An agreement to receive a payment equivalent to 1.25% NSR Royalty, on all metals produced from the pre-feasibility stage Calcatreu open pit/milling gold/silver project, currently owned by Patagonia Gold PLC (acquired from Pan American in January 2018).

•	Tres Cruces Project - NSR Royalty (La Libertad, Peru) – NSR Royalty of 1.5% on the Tres Cruces concessions held by New Oroperu Resources Inc. Tres Cruces is under option and is being explored by Barrick Gold Corporation as potential source of ore for their nearby Lagunas Norte mine and mill facility.

•	Pico Machay Project - NSR Royalty (Huancavelica, Peru) – NSR Royalty of 1.0% on the scoping stage Pico Machay open pit/heap leach gold project currently owned by Pan American.

•	Taviche Este Project - NSR Royalty (Oaxaca, Mexico) – NSR Royalty of 1.5% the early stage Taviche Este exploration project. The Taviche Este concessions are located near Fortuna’s San Jose mine. In January 2019, Aura Resources Inc. announced that it had sold an eighty percent (80%) interest in Taviche Este to Minaurum Gold Inc. Minaurum can acquire the remaining twenty percent (20%) with an additional cash payment.

•	Quiruvilca Mine - NSR Royalty (La Libertad, Peru) – Agreement to receive a payment equal to 50% of all revenue received, including any sales proceeds, from Pan American’s 2.0% NSR Royalty on all metal production from the historic Quiruvilca zinc/silver mine owned and currently operated by Sociedad Minera Quiruvilca Inversiones S.A.

The PA Portfolio also included other Royalties on other early stage projects.

Acquisition of the Gold Fields Portfolio

On December 23, 2016, the Company acquired a portfolio of eleven (11) Royalties (the “GF Portfolio”) from Gold Fields Limited (“Gold Fields”) pursuant to a Purchase and Sale Agreement entered into with Gold Fields (the “Gold Fields Transaction”). As consideration for the GF Portfolio, Maverix issued to Gold Fields 21,425,000 Common Shares and 5,000,000 Warrants exercisable for five years at US$2.408 per Common Share.

The GF Portfolio included the following key assets:

•	Mt. Carlton Mine - NSR Royalty (Queensland, Australia) – a 2.5% NSR Royalty payable quarterly by Conquest Mining Pty Limited, a subsidiary of Evolution Mining Ltd., on all metal revenues from production minus allowable charges from certain tenements at the high-grade, open pit Mt. Carlton Mine, located 150 km south of Townsville, Queensland.

•	Beta Hunt Mine – NSR and GRR Royalties (Western Australia, Australia) – a 6.0% GRR payable quarterly on all gold production and 1.0% NSR Royalty payable quarterly on all revenue from nickel production minus allowable charges, from certain tenements at the underground Beta Hunt Mine located 600 km from Perth in Kambalda, Western Australia. The Beta Hunt Royalties (gold and nickel) are payable by Salt Lake Mining Pty Ltd, a subsidiary of Royal Nickel Corporation (“RNC Minerals”).

•	Vivien Mine - GRR (Western Australia, Australia) – a 3.0% to 3.5% GRR payable quarterly by Ramelius Resources Limited on all products mined from the relevant tenements at the Vivien Gold Mine located 15 km west of the town of Leinster, Western Australia. The GRR is 3.5% unless the ore is treated at the Agnew Gold Mining Company Pty Ltd. mill, in which case the GRR Royalty will be 3.0%.

•	Romero Project - NSR Royalty (San Juan and other Provinces, Dominican Republic) – a 1.25% NSR Royalty payable by GoldQuest Mining Corp. on all minerals mined from certain concessions located in the Dominican Republic.

The GF Portfolio also included other Royalties on early stage projects.

Acquisition of the Resource Income Fund (“RIF”) Royalties

On February 21, 2017, the Company acquired two NSR royalties from RIF (the “RIF Royalties”) pursuant to a Royalty Purchase and Sale Agreement entered into with RIF dated January 31, 2017 (the “RIF Transaction”). As consideration for the RIF Royalties, Maverix (a) issued an aggregate of 4,250,000 Common Shares, and (b) paid to RIF a one-time payment of US$5,000,000 in cash.

The RIF Royalties included the following key assets:

•	Florida Canyon Mine - NSR Royalty (Nevada, USA) - a 3.0% NSR Royalty payable quarterly by Alio Gold Inc. (“Alio”) on revenue from production of all metals and other materials, less allowable deductions, from the Florida Canyon open pit heap leach gold mine located in Pershing County, Nevada, United States. Prior to its acquisition by Alio in May 2018, Rye Patch Gold Corp. had restarted operations at the Florida Canyon mine in 2017. Alio is continuing the process of bringing the mine into full scale production. During the financial year ended December 31, 2019, Maverix and Alio entered into a settlement agreement in respect of disputed royalty payments at the Florida Canyon mine. The settlement agreement clarified permitted allowable deductions in respect of the royalty, reduced the royalty amount to 3.0% from 3.25%, payment of certain historical disputed amounts and provided for a one time payment by Alio to Maverix of US$300,000, in either cash or shares, within one year of the execution of the settlement agreement.

•	Beta Hunt Mine - NSR Royalties (Western Australia, Australia) - a 1.5% NSR Royalty payable quarterly on all gold production, and a 0.5% NSR Royalty payable quarterly on all revenue from nickel production, less allowable deductions, from certain tenements at the underground Beta Hunt Mine located 600 km from Perth in Kambalda, Western Australia. The Beta Hunt royalties (gold and nickel) are payable by RNC Minerals. As a result of the RIF Transaction, and following the Gold Fields Transaction, Maverix has aggregate royalty rights to 7.5% of gold production (consisting of 6.0% GRR and 1.5% NSR Royalty), and 1.5% NSR Royalty on nickel production from Beta Hunt.

Acquisition of the Silvertip Royalty

On April 20, 2017, the Company acquired a 2.5% NSR Royalty on the Silvertip Mine (the “Silvertip Royalty”) from 0875786 B.C. Ltd. (“Seller”), a wholly owned subsidiary of Silvercorp Metals Inc., pursuant to a Royalty Purchase and Sale Agreement entered into with the Seller dated April 5, 2017. As consideration for the Silvertip Royalty, Maverix has (i) issued to the Seller 1,900,000 Common shares of Maverix, and (ii) has agreed to issue 1,400,000 Common shares of Maverix when the Silvertip Mine achieves (A) commercial production (commercial production was achieved on September 4, 2018), and (B) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

The Silvertip Royalty is payable quarterly by Coeur Mining Inc. on revenue from production of all metals, metallic products or other mineral-based end products, recovered or derived in whatever form, less allowable deductions, from the Silvertip Mine located in northern British Columbia, approximately 16 km south of the Yukon border and 90 km southwest of Watson Lake.

Acquisition of the Karma Royalty

On December 1, 2017, the Company acquired a 2.0% NSR Royalty on the Karma Mine (the “Karma Royalty”) from Liberty Metals & Mining Holdings, LLC (“Liberty”), pursuant to a Royalty Purchase and Sale Agreement entered into with Liberty dated November 22, 2017. Maverix paid US$20,000,000 in cash to acquire the Karma Royalty.

The Karma Royalty is payable quarterly by Endeavour Mining Corporation on 85.5% of revenue from production of all metals, less allowable deductions, from the Karma Mine located in Burkina Faso.

Acquisition of the Newmont Portfolio

On June 29, 2018, Maverix acquired a portfolio of 51 Royalties (the “Newmont Portfolio”) from Newmont Mining Corporation and its affiliates (collectively, “Newmont”) pursuant to a Purchase and Sale Agreement entered into with Newmont dated May 29, 2018 (the “Newmont Transaction”). As consideration for the acquisition of the Newmont Portfolio, Maverix issued 30,000,000 Common Shares and 5,000,000 Warrants to Newmont and made a cash payment to Newmont of US$17,000,000. The Warrants issued to Newmont are exercisable for five years at an exercise price US$3.28 per Common Share.

Certain of the Royalties that were due to be transferred pursuant to the Newmont Transaction were subject to a right of first refusal (“ROFR”) that permitted the underlying property owner the right to repurchase the specific royalty for cash on the same valuation as established by Newmont and Maverix. A select few of the individual ROFRs were exercised which included, the royalty payable by Barrick Gold on the western extension of the Hemlo mine and royalties payable on two additional non-producing exploration stage projects.

The Newmont Portfolio included the following key assets:

•	Hope Bay Mine – NSR Royalty (Nunavut, Canada) – a 1.0% NSR Royalty payable quarterly by Hope Bay Mining Ltd., a subsidiary of TMAC on the entire Hope Bay mine located in Nunavut, Canada. The Hope Bay mine covers the entire Hope Bay greenstone district and includes a currently operating underground mine, process facility, and two development stage underground mines.

•	Goldfield Project – NSR Royalty (Nevada, USA) – a 5.0% NSR Royalty payable monthly by Romarco Nevada Goldfield Inc., a subsidiary of Waterton Global Resource Management (and including related entities, “Waterton”) on production from the Gemfield deposit as part of the development stage Goldfield project located in Nevada, USA. The Goldfield project consists of several open pit mines which are expected to supply a central heap leach processing facility.

•	Hasbrouck Project – NSR Royalty (Nevada, USA) – a 1.25% NSR Royalty payable monthly by Vista Nevada Corp., a participating joint venture between West Kirkland Mining Inc. (75%) and Waterton (25%), on the development stage Hasbrouck and Three Hills properties, collectively the “Hasbrouck Project”, located in Nevada, USA. The Hasbrouck project is expected to be developed as successive open pit mines utilizing heap leach processing.

•	Converse Project – NSR Royalty (Nevada, USA) – a 5.0% NSR Royalty payable monthly by Romarco Nevada Inc., a subsidiary of Waterton, on a significant portion of the development stage Converse project, located in Nevada, USA. The Converse project is expected to be a large open pit operation employing heap leach processing.

The Newmont Portfolio also included other development and early stage Royalties and several industrial mineral and power royalties and land lease payments, located primarily in Nevada, which will generate revenue to Maverix each year.

Acquisition of the Moss Silver Stream

On December 6, 2018, Maverix entered into a definitive agreement with Golden Vertex Corp., a wholly-owned subsidiary of Northern Vertex Corp. (collectively, “Northern Vertex”) to acquire 100% of the silver produced from Northern Vertex’s operating Moss Mine (the “Moss Silver Stream”). Under the terms of the Moss Silver Stream, Maverix will be entitled to purchase 50% of the life of mine silver production when 3.5 million ounces of silver have been purchased. Maverix will make ongoing cash payments to Northern Vertex equal to 20% of the spot price of silver. As consideration for the Moss Silver Stream, Maverix made an upfront cash payment of US$20,000,000. The Moss Silver Stream applies to all current and future phases of operations at the Moss Mine.

The Moss Mine is an open pit, heap leach gold and silver operation located in northwestern Arizona, USA. The Moss Mine commenced operations in the first quarter of 2018 and declared commercial production in September 2018.

Acquisition of the El Mochito Silver Stream

On March 28, 2019, Maverix entered into a definitive agreement with Ascendant Resources Inc., and a wholly-owned subsidiary of Ascendant, American Pacific Honduras S.A. de C.V. (collectively, “Ascendant”) to purchase 22.5% of the silver produced from Ascendant’s, El Mochito Mine (the “El Mochito Stream”). The El Mochito Mine is an operating underground zinc/lead/silver mine located in western Honduras with a long history of production.

As consideration for the El Mochito Stream, Maverix made an initial upfront cash payment of US$7,500,000. If certain production milestones are met, the El Mochito Stream percentage will reduce from 22.5% to 20.0% for the remaining life of the mine. Maverix will make ongoing cash payments to Ascendant equal to 25% of the spot price of silver.

Acquisition of Additional Royalty on the Hope Bay Mine

On August 13, 2019, Maverix entered into an agreement to purchase an additional 1.5% NSR royalty on the Hope Bay mine in Nunavut Canada, owned and operated by TMAC Resources Inc. (“TMAC”) for a cash payment of US$40,000,000 (the “Additional Royalty”). Upon closing of the transaction, Maverix owned a total combined royalty of 2.5% NSR royalty on the Hope Bay mine. Maverix is also entitled to receive an additional 0.25% NSR royalty until certain conditions with respect to the Additional Royalty are satisfied. TMAC has the right to buy back 100% of the Additional Royalty for a cash payment of US$50,000,000 in the event of a change of control transaction of TMAC that is announced prior to June 30, 2021. TMAC also has the right to buy back 0.5% of the Additional Royalty after June 30, 2021 for a cash payment of US$15,000,000.

Acquisition of the Kinross Portfolio

On December 19, 2019, Maverix acquired a portfolio of 24 Royalties (the “Kinross Portfolio”) pursuant to a Purchase and Sale Agreement with Kinross Gold Corp. (“Kinross”) dated December 1, 2019 (the “Kinross Transaction”). As consideration for the acquisition of the Kinross Royalty Portfolio, Maverix issued 11,288,674 Common Shares to Kinross and made a cash payment to Kinross of US$25,000,000.

Certain of the Royalties that were due to be transferred pursuant to the Kinross Transaction were subject to ROFR that permitted the underlying property owner the right to repurchase the specific royalty for cash on the same valuation as established by Kinross and Maverix. Brett Resources Inc., a subsidiary of Agnico Eagle Mines Limited, exercised its ROFR on the sale of the 2% net smelter return royalty on the Hammond Reef project located in Ontario, Canada. As a result of the exercise of the ROFR in respect of the Hammond Reef royalty, Maverix received a cash payment of US$12,000,000.

The Kinross Royalty Portfolio included the following key assets:

•	DeLamar Royalty – NSR Royalty (Idaho, USA) – a 2.5% NSR Royalty payable quarterly by Integra Resources on the DeLamar deposit which forms part of the DeLamar project, located in southwestern Idaho.

•	Omolon Hub – Sliding Scale GRR (Magadan Region, Russia) – a sliding scale gross revenue Royalty payable quarterly by Polymetal on certain deposits that compose the Omolon operations. The gross revenue Royalty is equal to 2.0% when the gold price is above US$650 per ounce.

•	Cerro Casale Project – GRR (Chile) – a 1.25% royalty on 25% of the gross revenues from the Cerro Casale project located in Chile.

•	Railroad Project – NSR Royalty (Nevada, USA) – a 2.0% NSR payable by Gold Standard Ventures Corp. on a significant portion of the South Railroad development project located in Nevada.

•	McCoy-Cove Project – NSR Royalty (Nevada, USA) – a 2.0% NSR Royalty payable quarterly by Premier Gold on a significant portion of the McCoy-Cove development project located in Nevada. This Royalty is in addition to the 1.5% NSR Royalty over the entire McCoy-Cove project acquired as part of the Newmont Transaction.

The Kinross Portfolio also included other development and early stage exploration royalties.

In connection with the acquisition of the Kinross Portfolio, Maverix entered into an investor agreement with Kinross dated December 19, 2019 (the “Kinross Investor Agreement”) pursuant to which Kinross received anti-dilution rights in respect of future equity financings of Maverix. Pursuant to the Kinross Investor Agreement, Maverix also received the opportunity to make an offer to acquire certain metal streams or metal royalties which Kinross may contemplate selling in the future.

Revolving Credit Facility

On June 21, 2018, Maverix entered into a revolving credit agreement with the Canadian Imperial Bank of Commerce (“CIBC”) and National Bank of Canada (“National Bank”) which permitted Maverix to borrow up to US$50,000,000 (the “Revolving Facility”).

On April 5, 2019, Maverix amended and increased the Revolving Facility to allow Maverix to borrow up to US$75,000,000. On September 20, 2019, Maverix amended and increased the Revolving Facility to allow Maverix to borrow up to US$120,000,000.

The amended Revolving Facility has a term of four years, which is extendable through mutual agreement between Maverix, CIBC, National Bank and The Bank of Nova Scotia.

Graduation to the TSX; Application to List on the NYSE American

On May 22, 2019, Maverix announced that it had applied to list its Common Shares on the NYSE American and that it had been conditionally approved to graduate to a listing on the TSX. Maverix’s Common Shares began trading on the TSX and the NYSE American on June 25, 2019. Maverix’s ticker symbol on both the TSX and the NYSE American is “MMX”.

DESCRIPTION OF THE BUSINESS

Maverix is a precious metal royalty and streaming company that generates its revenue primarily from Royalties and Streams. Maverix does not conduct active mining operations. Maverix currently has a portfolio of over 100 Royalties and Streams. Maverix is a Canadian publicly listed company and its Common Shares are listed for trading on the TSX and the NYSE American under the symbol “MMX”.

The Company’s business strategy is to acquire existing Royalty and Stream interests, or to finance production or development stage projects in exchange for Royalty or Stream interests. In the ordinary course of business, Maverix engages in a continual review of opportunities to acquire existing Royalty or Stream interests, to establish new Royalties or Streams on operating mines, to create new Royalty or Stream interests through the financing of mine development or exploration, or to acquire companies that hold Royalty and Stream interests.

A royalty is a payment to a royalty holder by a property owner or an operator of a mine and is typically based on a percentage of the minerals or other products produced or the revenues generated from the property. Depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute to operating or capital costs or environmental liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery for the minerals sold. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the agreement governing the terms of the royalty. A GRR royalty is generally a defined percentage of gross revenues received by the operator from the sale of all metals or products from a mining operation, without any deductions.

Principal Product

The principal products of Maverix are: (i) precious metals that it has agreed to purchase pursuant to Stream agreements that it has entered into with mining companies; and (ii) royalty payments pursuant to Royalty agreements acquired by Maverix or entered into with mining companies.

The Company’s material assets are its Stream interest in the La Colorada mine and its Royalty interest in the Hope Bay mine.

The following table summarizes the Streams that Maverix owns:

Asset	Location	Operator	Status	MMX Attributable Production	MMX Purchase Price
La Colorada	Mexico	Pan American	Paying	100% of gold	Lesser of (i) US$650 per ounce and (ii) spot price
Moss	USA	Northern Vertex	Paying	100% of silver (1)	20% of silver spot price
El Mochito	Honduras	Ascendant Resources	Paying	22.5% silver (2)	25% of silver spot price
La Bolsa	Mexico	Pan American	Development	5% of gold	Lesser of (i) US$450 per ounce and (ii) spot price

(1)	After 3.5 million ounces of silver are delivered, the silver purchase entitlement will be 50% of the remaining life of mine silver production
(2)	If 3.0 million ounces of silver are delivered to Maverix prior to April 1, 2022, the silver purchase entitlement will be 20% of life of mine silver production.

The following table summarizes the main Royalty interests that Maverix owns either directly, or indirectly through one of its subsidiaries:

Royalty Name	Royalty Payor	Location of Mine	Royalty Interest	Current Project Stage
Hope Bay NSR	TMAC Resources Inc.	Nunavut, Canada	2.5% NSR Royalty	Producing
Mt. Carlton NSR	Evolution Mining Ltd.	Queensland, Australia	2.5% NSR Royalty	Producing
Karma NSR	Endeavour Mining Corporation	Burkina Faso	2.0% NSR Royalty	Producing
Beta Hunt Royalties	RNC Minerals	Western Australia, Australia	6.0% GRR, and 1.5% NSR Royalties on all Gold production, and 1.5% total NSR Royalties on all Nickel production	Producing
Florida Canyon NSR	Alio Gold Inc.	Nevada, USA	3.00% NSR Royalty	Producing
Vivien GRR	Ramelius Resources Ltd.	Western Australia, Australia	3.5% GRR	Producing
San Jose NSR	Fortuna Silver Mines	Oaxaca, Mexico	1.5% NSR Royalty on production from the Taviche Oeste concessions	Producing
Moose River NSR	St. Barbara Ltd.	Nova Scotia, Canada	1.0% NSR Royalty on the Touquoy deposit	Producing
Omolon GRR	Polymetal	Omolon Hub, Magadan, Russia	2.0% GRR Royalty	Producing
Silvertip NSR	Coeur Mining, Inc.	British Columbia, Canada	2.5% NSR Royalty	Development
Shalipayco NSR	Nexa Resources SA and Pan American Silver	Junin, Peru	1.0% NSR Royalty	Feasibility
Goldfield NSR	Waterton Global Resource Management	Nevada, USA	5.0% NSR Royalty on the Gemfield deposit	Feasibility
Romero NSR	GoldQuest Mining Corp.	San Juan, Dominican Republic	1.25% NSR Royalty	Feasibility
Converse NSR	Waterton Global Resource Management	Nevada, USA	5.0% NSR Royalty	Preliminary Economic Assessment
DeLamar NSR	Integra Resources	Idaho, USA	2.5% NSR Royalty	Feasibility

Further details regarding the agreements entered into by Maverix in respect of its Royalties and Streams can be found under the heading “General Development of the Business” above.

Competitive Conditions

Maverix will compete with other companies that operate in the royalty and stream market segment to acquire Royalties and Streams. Maverix will also compete with companies that provide financing to mining companies. Maverix also competes with other precious metals focused companies for capital and human resources. See “Description of the Business – Risk Factors – Competition”.

Components

Maverix expects to purchase or acquire Royalties or Streams as previously described above under “Description of the Business”.

Employees

As at the date of this AIF, Maverix has a total of nine employees. No management functions of Maverix are performed to any substantial degree by persons other than the directors and executive officers of the Company.

Foreign Operations

Maverix currently purchases or expects to purchase precious or other metals or receives or expects to receive payments under Royalties and Streams from mines or operations in the United States, Canada, Mexico, Australia, Burkina Faso, and Russia amongst other countries. Maverix may in the future purchase precious metals or receive payments under Royalties from mines or operations in other countries. Changes in legislation, regulations or governments in such countries are beyond Maverix’s control and could adversely affect the Company’s business. The effect of these factors cannot be predicted with any accuracy by Maverix or its management. See “Description of the Business – Risk Factors – International Interests” in this AIF.

Risk Factors

Investors should carefully consider all of the information disclosed in this AIF prior to investing in the securities of Maverix. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in such securities. These risk factors could materially affect Maverix’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to Maverix. The risk factors described in this AIF are not the only risks that Maverix faces. Additional risks or uncertainties that Maverix does not have any knowledge of or are currently deemed as immaterial, could also materially adversely affect Maverix.

Risks Relating to Maverix

Global Financial Conditions

Market events and conditions, including the disruptions in the international credit markets and other financial systems, along with falling currency prices expressed in United States dollars can result in commodity prices remaining volatile. These conditions can cause a loss of confidence in global credit markets resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events can be illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business.

Global financial conditions can be volatile. Access to additional sources of capital, including conducting public financings, can be negatively impacted by disruptions in the international credit markets and the financial systems of other countries, as well as concerns over global growth rates. These factors could impact the ability of Maverix to obtain both debt and equity financing in the future and, if obtained, on terms favourable to Maverix. Increased levels of volatility and market turmoil can adversely impact the operations of Maverix and the value and the price of the Common Shares of the Company could be adversely affected.

Public Health Crises, including the COVID-19 Pandemic may Significantly Impact Maverix

Maverix’s business, operations and financial condition could be materially adversely affected by public health crises, including epidemics, pandemics and or other health crises, such as the outbreak of COVID-19. The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity, globally. Public health crises, such as the COVID-19 outbreak, can result in operating, supply chain and project development delays that can materially adversely affect the operations of third parties in which Maverix has an interest. Mining operations in which Maverix holds an interest could be suspended for precautionary purposes or as governments declare states of emergency or other actions are taken in an effort to combat the spread of COVID-19. If the operation or development of one or more of the properties in which Maverix holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended, it may have a material adverse impact on Maverix’s profitability, results of operations, financial condition and the trading price of Maverix’s securities.

The risks to Maverix’s business include without limitation, the risk of breach of material contracts and customer agreements, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health developments globally and other factors that will depend on future developments beyond Maverix’s control, which may have a material and adverse effect on Maverix’s business, financial condition and results of operations. In addition Maverix may experience business interruptions as a result of suspended or reduced operations at the mines in which Maverix has an interest, relating to the COVID-19 outbreak or such other events that are beyond the control of Maverix, which could in turn have a material adverse impact on Maverix’s business, operating results, financial condition and the market for its securities. As at the date of this AIF, the duration of any business disruptions and related financial impact of the COVID-19 outbreak cannot be reasonably estimated. It is unknown whether and how Maverix may be affected if such pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

Changes in Commodity Prices that underlie Royalty, Stream or Other Interests

The price of Maverix’s Common Shares may be significantly affected by declines in commodity prices. The revenue derived by Maverix from its asset portfolio will be significantly affected by changes in the market price of commodities that underlie the Royalty, Stream or other investments or interests of Maverix. Maverix’s revenue is particularly sensitive to the changes in the price of gold and silver. The cash flows and revenues derived from the La Colorada Stream and Royalty on the Hope Bay mine are dependent on the price of gold and gold production from those assets. The price of gold and other commodities fluctuates daily and are affected by factors beyond the control of Maverix, including levels of supply and demand, industrial development, inflation and interest rates, the U.S. dollar’s strength and geo-political events. External economic factors that affect commodity prices can be influenced by changes in international investment patterns, monetary systems and political developments.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe prolonged declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from Royalties, Streams or working interests applicable to one or more relevant commodities. While Maverix has focused on assembling a portfolio of assets that provide primary exposure to gold and silver production and prices, and that has a diversification of commodities that underlie its Royalties and Streams, the commodity market trends are cyclical in nature and a general downturn in commodity prices could result in a significant decrease in overall revenue.

Maverix Has No Control Over Mining Operations

Maverix is not directly involved in the operation of mines. The revenue Maverix may derive from its portfolio of Royalty and Stream interests is based on production from third party mine owners and operators, of which Maverix will not have a direct interest in the operation or ownership of those mines and projects. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and those of Maverix in respect of a relevant project or property may not always be aligned. The inability of Maverix to control the operations for the properties in which it has a Royalty, Stream or other interest may result in a material adverse effect on the profitability of Maverix, the results of operations of Maverix and its financial condition. Except in a limited set of circumstances as specified in a specific Stream or Royalty, Maverix will not receive compensation if a specific mine or operation fails to achieve or maintain production or if the specific mine or operation is closed or discontinued. In addition, mining operations in respect of which Maverix holds an indirect interest may not commence commercial production and there can be no assurance that such mines or projects will achieve profitable and continued production levels. In addition, the owners or operators may take action contrary to policies or objectives of Maverix; be unable or unwilling to fulfill their obligations under their agreements with Maverix; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with Maverix. Maverix is also subject to the risk that a specific mine or project may be put on care and maintenance or have its operations suspended, on both a temporary or permanent basis.

The owners or operators of the projects or properties in which Maverix holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Maverix has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Maverix. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Maverix may be difficult or impossible to predict.

Variations in Foreign Exchange Rates

The operations of Maverix are subject to foreign currency fluctuations and inflationary pressures, which may have a material adverse effect on the profitability of Maverix, its result of operations and financial condition. There can be no assurance that the steps taken by management to address such fluctuations will eliminate the adverse effects and Maverix may suffer losses due to adverse foreign currency fluctuations.

Market Price of the Common Shares of Maverix

The Common Shares of Maverix are listed and posted for trading on the TSX and the NYSE American. An investment in the securities of Maverix is highly speculative. The market price of securities of companies involved in the mining and natural resources industry have experienced substantial volatility in the past and are currently experience extreme volatility as a result of the COVID-19 global pandemic. The price of the Common Shares is likely to be influenced by changes in commodity prices, the financial condition of Maverix or results of operations as reflected in the financial statements of Maverix and other risk factors identified in this AIF. The extent to which COVID-19 impacts the market for securities of Maverix, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the COVID-19 outbreak and the actions taken to contain or treat the COVID-19 outbreak.

Delay Receiving or Failure to Receive Payments

Maverix is dependent upon the financial viability and operational effectiveness of owners and operators of the relevant mines and mineral properties underlying Maverix’s Royalties and Streams. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the mines, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Maverix’s rights to payment under the Royalties/Streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits Maverix’s ability to collect amounts owing under its Royalties/Streams upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit Maverix’s ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that Maverix should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of amounts owed and a possibility that a creditor or the operator may claim that the Royalty or Stream agreement should be terminated in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of Maverix’s rights may result in a material and adverse effect on Maverix’s profitability, results of operations and financial condition.

Third Party Reporting

Maverix relies on public disclosure and other information regarding specific mines or projects that is received from the owners or operators of the mines or other independent experts. The information received may be susceptible to being imprecise as the result of it being compiled by certain third parties. The disclosure created by Maverix may be inaccurate if the information received contains inaccuracies or omissions, which could create a material adverse effect on Maverix.

In addition, a Royalty or Stream agreement may require an owner or operator to provide Maverix with production and operating information that may, depending on the completeness and accuracy of such information, enable Maverix to detect errors in the calculation of Royalty or Stream amounts owed. As a result, the ability of Maverix to detect payment errors through its associated internal controls and procedures is limited, and the possibility exists that Maverix will need to make retroactive adjustments. Of the Royalty or Stream agreements that Maverix enters into, some may provide Maverix the right to audit the operational calculations and production data for associated payments; however, such audits may occur many months following the recognition by Maverix of the applicable revenue and may require Maverix to adjust its revenue in later periods.

As a holder of an interest in a Royalty or Stream, Maverix will have limited access to data on the operations or to the actual properties underlying the Royalty or Stream. This limited access to data or disclosure regarding operations could affect the ability of Maverix to assess the performance of the Royalty or Stream. This could result in delays in cash flow from that which is anticipated by Maverix based on the stage of development of the properties covered by the assets within the portfolio of Maverix.

Disclosure Regarding Operations

Some Royalties or Streams may be subject to confidentiality arrangements which govern the disclosure of information with regard to the Royalty or Stream and, as such, Maverix may not be in a position to publicly disclose non-public information with respect to certain Royalties or Streams. The limited access to data and disclosure regarding the operations of the properties in which Maverix has an interest, may restrict the ability of Maverix to enhance its performance which may result in a material and adverse effect on the profitability of Maverix, results of operations for Maverix and financial condition. There can be no assurance that Maverix will be successful in obtaining these rights when negotiating the acquisition of Royalties or Streams.

Strategy for Acquisitions

As Maverix executes on its business plan it will seek to purchase Royalties and Streams from third parties. Maverix cannot offer any assurance that it can complete any acquisition or proposed business transactions on favourable terms or at all, or that any completed acquisitions or proposed transactions will benefit Maverix.

At any given time Maverix may have various types of transactions and acquisition opportunities in various stages of review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to Maverix and may involve the issuance of securities by Maverix to fund any such acquisition. In addition, any such acquisition or other Royalty or Stream transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

Additionally, Maverix may consider opportunities to restructure its Royalties or Streams where it believes such a restructuring may provide a long-term benefit to Maverix, even if such restructuring may reduce near-term revenues or result in Maverix incurring transaction related costs. Maverix may enter into one or more acquisitions, restructurings or other Royalty and Streaming transactions at any time.

Maverix Cash Flow Risk

Maverix is not directly involved in the ownership or operation of mines. Maverix’s Royalty, Stream and other interests in properties or projects are subject to most of the significant risks of the operating mining company. Maverix’s cash flow is dependent on the activities of third parties which could create risk that those third parties may, have targets inconsistent to Maverix’s targets, take action contrary to Maverix’s goals, policies or objectives, be unwilling or unable to fulfill their contractual obligations owed to Maverix, or experience financial, operational or other difficulties or set backs, including bankruptcy or insolvency proceedings, which could limit a third party’s ability to perform under a specific third party arrangement. Specifically, Maverix could be negatively impacted by an operator’s ability to continue its mining operations as a going concern and have access to capital. A lack of access to capital could result in a third party entering a bankruptcy proceeding, which would result in Maverix being unable to realize any value for its Stream, Royalty or other interest.

Change in Material Assets

As at the date of this AIF the La Colorada Stream and the Hope Bay Royalty are currently material assets to Maverix, although as new assets are acquired or move into production, the materiality of each of the assets of Maverix will be reconsidered. Any adverse development affecting the operation of, production from or recoverability of mineral reserves from the La Colorada mine and the Hope Bay mine, or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on the profitability of Maverix, the financial condition of Maverix and results of its operations. For example, on January 21, 2020, TMAC, operator of the Hope Bay mine announced that it was undertaking a strategic review of alternatives to enhance shareholder value.

Dependence on Key Personnel

Maverix is dependent on the services of a small number of key management personnel. The ability of Maverix to manage its activities and its business will depend in large part on the efforts of these individuals. There can be no assurance that Maverix will be successful in engaging or retaining key personnel. The loss of the services of a member of the management of Maverix could have a material adverse effect on the Company. From time to time, Maverix may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition of Royalties and or Streams is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to the success of Maverix and there can be no assurance that Maverix will be successful in recruiting and retaining the personnel it needs to successfully operate its business. If Maverix is not successful in attracting and retaining qualified personnel, the ability of Maverix to execute on its business model and strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

Competition

Maverix will compete with other companies for Streams and Royalties. Other companies may have greater resources than Maverix. Any such competition may prevent Maverix from being able to secure new Streams or acquire new Royalties. Future competition in the royalty and streaming sector could materially adversely affect Maverix’s ability to conduct its business. There can be no assurance that Maverix will be able to compete successfully against other companies in acquiring new Royalty and or Stream interests. In addition, Maverix may be unable to acquire Royalties or Streams at acceptable valuations which may result in a material and adverse effect on Maverix’s profitability, results of operations and financial condition.

Project Operators may not Respect Contractual Obligations

Royalty, Stream and other interests in properties or projects are contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of Royalties, Stream and other interests do not abide by their contractual obligations, Maverix may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to Maverix, may have a material and adverse effect on Maverix’s profitability, results of operations, financial condition and the trading price of the Common Shares of Maverix.

Concentration of Share Ownership

As at the date of this AIF, Pan American owns approximately 23.03% of the outstanding Common Shares (on a non-diluted basis), Newmont owns approximately 25.05% of the outstanding Common Shares (on a non-diluted basis) and Kinross owns approximately 9.38% of the outstanding Common Shares (on a non-diluted basis). As a result of the share ownership and pursuant to shareholders’ agreements, Pan American and Newmont each maintain certain rights including, but not limited to, a right to maintain their pro rata interest in Maverix should Maverix issue or sell any securities and a right to board appointees. Kinross, pursuant to an investor agreement, also maintains certain rights to maintain its pro rata interest in Maverix. The concentrated share ownership of Pan American, Newmont and Kinross could have the effect of delaying or preventing a change of control. See “Material Contracts – Shareholder Agreements”.

Conflicts of Interest

Certain directors and officers of Maverix also serve as directors and/or officers of other companies that are involved in natural resource explorations, development and mining operations, including Pan American and Newmont, and consequently there exists the possibility for such directors and officers to be in a position where there is a conflict of interest. Any decision made by any such directors and officers will be made in accordance with their duties and obligations to deal in good faith and in the best interests of Maverix and its shareholders. Each director that is in a conflict of interest is required to declare such conflict and abstain from voting on a matter in which that director is conflicted in accordance with applicable law.

The recent outbreak of the novel coronavirus (COVID-19) has had a negative impact on global financial conditions. A sustained slowdown in global growth or demand could have an adverse effect on the price and/or demand for commodities, including gold. Further, in the event that the prevalence of the coronavirus continues to increase (or fears in respect of the coronavirus continue to increase), governments may increase regulations and restrictions which could impact the ability of the operators of the properties in which Maverix has a Royalty and Stream to produce or sell their product.

Future Financing; Future Securities Issuances

There can be no assurance that Maverix will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing result in delay or postponement of further royalty or stream creation or acquisition activities which may result in a material and adverse effect on Maverix’s profitability, results of operations and financial condition. Maverix may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

Litigation affecting Properties

Potential litigation may arise on a property on which Maverix holds or has a Royalty or Stream interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). Maverix will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Maverix’s profitability, results of operations, financial condition and the trading price of the Common Shares of Maverix.

Changes in Tax Laws Impacting Maverix

There can be no assurance that new tax laws, regulations, policies or interpretations will not be enacted or brought into being in the jurisdictions where Maverix has interests that could have a material adverse effect on Maverix. Any such change or implementation of new tax laws or regulations could adversely affect Maverix’s ability to conduct its business. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the profits of Maverix being subject to additional taxation or which could otherwise have a material adverse effect on the profitability of Maverix, Maverix’s results of operations, financial condition and the trading price of the Common Shares of Maverix. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make Royalties, Streams or other investments by Maverix less attractive to counterparties. Such changes could adversely affect the ability of Maverix to acquire new assets or make future investments.

Failure to Maintain Adequate Internal Control over Financial Reporting

The Company is required to assess its internal controls in order to satisfy the requirements of applicable securities laws which require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with applicable laws. The Company’s failure to satisfy applicable requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements which, in turn, could harm the Company’s business and negatively impact the market value of the Company’s common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel.

Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with applicable requirements on an ongoing basis.

Information Systems and Cyber Security

The Company’s information systems, and those of its counterparties under the Stream and Royalty agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties. The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the Royalty and Stream agreements, protect networks, equipment, information technology (“IT”) systems and software against damage from several threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Risks Related to Mines and Mining Operations

Risk Factors applicable to Owners and Operators of Properties in which Maverix holds an Interest

To the extent that they relate to the production of minerals from or the continued operation of, properties in which Maverix holds a Royalty or Stream interest, Maverix will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Public Health Crises, including COVID-19

The business, operations and financial condition of the companies and projects in which Maverix has invested or may hold an interest, could be materially adversely affected by the outbreak of epidemics, pandemics or other public health crises, such as the COVID-19 outbreak. The extent to which COVID-19 impacts the business, operations and the market for securities of Maverix’s operating partners, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the COVID-19 outbreak and the actions taken to contain or treat the outbreak. In particular, the continued spread of COVID-19 globally could materially and adversely impact the mines in which Maverix holds an interest or could create slowdowns or temporary suspensions of operations

Exploration, Development and Operating Risks

Mining involves a high degree of risk. Mines and projects in which Maverix has or may enter into a Royalty or Stream agreement are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather-related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down mining operations temporarily or permanently. Mining operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the mining operations.

Commodity Prices

Metal prices are subject to fluctuation and any future significant decline could result in mines, mining operations and project development to cease. Owners and operators of mines and development projects could be forced to cease operations or discontinue development of a particular project, which could materially adversely affect Maverix’s business operations and profitability.

Environmental Risks

All phases of mine operation or development are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mines and projects in which Maverix has an interest. Also, unknown environmental hazards may exist on the properties at present which were caused by previous or existing owners or operators of the properties and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Government Regulation, Permits and Authorizations

The exploration and development activities related to mine operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing specific mine operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of mines or projects would not proceed with the development of, or continue to operate, a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder and claims for damages to property and persons resulting from mining operations could result in substantial costs and liabilities for the owners or operators of mines or projects in the future such that they would not proceed with the development of, or continue to operate, a mine.

Government approvals, licences and permits are currently, and will in the future be, required in connection with mining operations. To the extent such approvals are required and not obtained, mining operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of Maverix. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on mining operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Permitting

The operation of a mine or project is subject to receipt and maintenance of permits from appropriate governmental authorities. Although Maverix believes that, other than as discussed elsewhere herein, the owners and operators of the mines and projects in which Maverix has an interest currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the mines or projects will continue to hold all permits necessary to develop or continue operating at any particular property.

Infrastructure

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of mines or projects and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at a mine or project. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect operations at a mine or project.

Dependence on Operator’s Employees

Production from the properties in which Maverix holds an interest depends on the efforts of operators’ employees. There is competition for persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Maverix. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Maverix.

Mineral Resource and Mineral Reserve Estimates

Mineral reserve and or mineral resource estimates for a specific mine or project may not be correct. The figures for mineral resources and mineral reserves in this AIF are estimates only and were obtained from technical reports filed in respect of the La Colorada Mine and the Hope Bay Mine. There can be no assurance that estimated mineral reserves and mineral resources will ever be recovered or recovered at the rates as estimated. Mineral reserve and mineral resource estimates are based on sampling and geological interpretation, and, are uncertain because samples used may not be representative. Mineral reserve and mineral resource estimates require revision (either to demonstrate an increase or decrease) based on production from the mine or project. The fluctuations of commodity prices and production costs, as well as changes in recovery rates, may render certain mineral reserves and mineral resources uneconomic and may result in a restatement of estimated reserves and/or mineral resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Depleted Mineral Reserve Replacement

Mines have a limited time of operation as a result of the proven and probable mineral reserves attributed to a specific mine. A mining company operating a specific mine will be required to replace and expand mineral reserves depleted by a mine’s production to maintain production levels over a long term. It is possible to replace depleted mineral reserves by expanding known ore bodies through exploration, locating new deposits or acquiring new mines or projects. Mineral exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization. There is no assurance that current or future exploration programs conducted by mining companies will be successful. There is a risk that the depletion of mineral reserves by mining companies that Maverix has contracted with will not be replenished by discoveries or acquisitions.

Relations with Employees

Production at mines or projects in which Maverix holds an interest depend on the efforts of employees. There is global competition for geologists and persons with mining expertise. The ability of a mining company to hire and retain geologists and persons with mining expertise is key to the specific mines or projects in which Maverix holds or may hold an interest. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which specific mines operate or in which a specific project is conducted. Changes in such legislation or otherwise in a mining company’s relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the operation of mines or projects, the results of operations and financial condition.

Uninsured Risks

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where a mining company considers it practical to do so, it maintains insurance in amounts that it believes to be reasonable, including insurance for workers’ compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, a mining company’s insurance policies may not provide coverage for all losses related to their business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies’ profitability, results of operations and financial condition.

Land Title

Although title to specific mines or projects has been or will be reviewed by or on behalf of Maverix, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by specific mines or projects. Companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that a specific mine or project may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, mining companies may be unable to operate the specific mine or project as permitted or to enforce their rights with respect to that specific mine or project which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with Maverix.

International Interests

Certain operations that underlie Maverix’s Streams and Royalties are conducted, or will be conducted, outside of the United States and Canada, including but not limited to Mexico, Peru, Chile, Australia, Burkina Faso, Honduras, and Russia and could be exposed to political, economic or other risks or uncertainties. These types of risks or uncertainties may differ between countries and can include but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, fluctuations in currency exchange rates, inflation rates, labour unrest, risk of war or civil unrest, expropriation and nationalization, renegotiation or nullification of mining or mineral concessions, licenses, permits, authorizations and contracts, illegal mining or mineral exploration, taxation changes, modifications, amendments or changes to mining and mineral laws, regulations, policies, and changes to government regulations in respect of foreign investment and mining.

Permitting, Construction and Development

Certain mines and projects that Maverix may seek to invest in may be in various stages of permitting, construction, development and expansion. Construction, development and expansion of such mines or projects is subject to numerous risks, including, but not limited to: delays in obtaining equipment, materials, and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the owners or operators of such mines or projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such mines or projects in accordance with current expectations or at all.

Indigenous Peoples

Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. Maverix holds Royalty or Stream interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies’ current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which Maverix holds a Royalty or Stream interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operators’ activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of Maverix’s Royalty or Stream assets.

Risks Related to the Securities of Maverix

Securities of Maverix are subject to Price Volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Maverix include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. Global public health crises can also result in global stock market and financial market volatility, as a result of declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of Maverix at any given time may not accurately reflect the long-term value of Maverix.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Maverix.Dividend Policy

Dividend Policy

Although the Company paid a dividend in January 2020 and has declared a dividend to be paid in April 2020 (see “Dividends”), the Company may not be in a position to declare or pay dividends in the future. Payment of any future dividends will be at the discretion of the board of the Company, after taking into account a multitude of factors appropriate in the circumstances, including the Company’s operating results, financial condition and current and anticipated cash needs.

Limitations on the enforcement of Civil Judgments

A substantial portion of the assets of Maverix are located outside of Canada. As a result, it may not be possible for investors in the securities of Maverix to collect on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

Material ASSETS

As at the date of this AIF the Company’s Stream on the La Colorada mine, and its Royalty due from the Hope Bay mine are its material assets. A description of each mine is included below.

La Colorada Mine, Mexico

A technical report was prepared for Pan American pursuant to NI 43-101 entitled “Technical Report Preliminary Economic Analysis for the Expansion of the La Colorada Mine in Zacatecas, Mexico” dated December 31, 2013 (the “La Colorada Report”).

The following description of the La Colorada Mine has been prepared in reliance, in part, on the La Colorada Report and the Pan American AIF and readers should consult the La Colorada Report and Pan American AIF to obtain further particulars on the La Colorada Mine. The La Colorada Report and Pan American AIF are available for review under Pan American’s profile on SEDAR (www.sedar.com). Information in this section that provides non-material updates to information in the La Colorada Report has been provided by Pan American and/or has been sourced from Pan American’s press releases or continuous disclosure with respect to the La Colorada Mine.

While the Company does not have any knowledge that such information is not accurate, the Company has not independently verified this information and there can be no assurance that such third party information is complete or accurate. See “Introductory Notes – Technical and Third Party Information”.

Project Description, Location and Access

The La Colorada underground silver mine is located in Zacatecas State, Mexico, approximately 100 kilometres south of the city of Durango and 155 kilometres northwest of the city of Zacatecas. The mine is accessed primarily from the cities of Durango and Zacatecas by paved highway and all weather gravel roads.

Pan American’s wholly-owned subsidiary, Plata Panamericana, owns and operates the mine. The La Colorada property, including certain exploration concessions outside the mining area, is comprised of 56 mining claims totalling approximately 8,840 hectares. Pan American pays an annual fee to maintain the claims in good standing, and to our knowledge, we have met all of the necessary obligations to retain the property.

Pan American has control over or rights in respect of approximately 1,300 hectares of surface rights covering the main workings. All of the La Colorada mineral reserves and mineral resources and all of the known mineralized zones, mine workings, the processing plant, effluent management and treatment systems, and tailings disposal areas are located within the mining claims controlled by the company.

While there are no known significant factors or risks currently expected to be reasonably likely to affect access or title, or the right or ability to perform work on the La Colorada mine, certain community and land ownership rights have been asserted over a portion of our La Colorada surface lands. In addition to claims in the Agrarian Courts in Mexico, a process was initiated before the Secretariat of Agrarian, Territorial and Urban Development (“SEDATU”) in Zacatecas to declare such lands as national property. While Pan American is seeking to protect its rights, there could be a material adverse impact on La Colorada’s future mining operations if they are unable to maintain access to those areas.

History

The Dorado family operated mines at two locations on the property in 1925. From 1929 to 1955, Candelaria y Canoas S.A., a subsidiary of Fresnillo S.A., installed a flotation plant and worked the old dumps of two previous mines on the La Colorada property. From 1933 to the end of World War II, La Compañía de Industrias Peñoles also conducted mining operations on the property. From 1949 to 1993, Compañía de Minas Victoria Eugenia S.A. de C.V. (“Eugenia”) operated a number of mines on the property. In 1994, Minas La Colorada S.A. de C.V. (“MLC”) acquired the exploration and exploitation claims and surface rights of Eugenia. Until 1997, MLC conducted mining operations on three of the old mines on the property.

During these time periods, exploration was mainly in the form of development along the veins. Prior to Pan American’s ownership, 131 diamond drill holes had been drilled. In 1997, we entered into an option agreement with MLC, during which time we conducted exploration and diamond drilling programs as part of our due diligence reviews.

Pan American has been producing from La Colorada since 1998.

Geological Setting, Mineralization, and Deposit Types

The La Colorada mine is located in the Sierra Madre Occidental volcanic belt, at the contact between the Lower Volcanic Supergroup and the Upper Volcanic Supergroup. The oldest rocks exposed on the property are Cretaceous limestones of the Cuesta del Cura Formation and calcareous clastic rocks of the Indidura Formation. They are overlain by conglomerates of the early Tertiary Ahuichilla Formation. East to northeast striking faults form the dominant structures at the property and play a strong role in local mineralization.

Economic mineralization is found in veins, replacement mantos, and skarn. The majority of the mineral resources and mineral reserves are sourced from the NC vein series, the HW vein series, Veta 3, the Amolillo vein system, vein and manto mineralization at the Recompensa system, and the new undeveloped skarn deposit.

Most mineralized veins strike east to northeast and dip moderately to steeply to the south. Most of the mineralization of economic significance is located in quartz veins that average 1 metre to 2 metres wide, but may be significantly wider. Amolillo strikes over 1.5 km to the northeast and dips 60° to the southeast, for over 800 metres down dip. The average vein width is 2.2 metres. The NC vein series lies around 700 m to the southeast of Amolillo. The most significant of these veins, NC2, strikes around 1.2 km to the northeast and dips 75° to the southeast, for over 1 km down dip. The average vein width is 1.9 metres. The HW series is the western continuation of the NC series, strikes east-west, and dips 50° to the south, for over 600 m down dip. The average vein width is 1.8 metres. Veta 3 runs parallel to the HW and NC series, strikes for over 900 m to the northeast, and dips 75° to the northwest, for around 400 m down dip. The average vein width is 1.7 metres.

Manto style mineralization is found near vein contacts where the primary host rock is limestone.

A significant skarn deposit was discovered in 2018 at depth and to the east of the NC2 vein. With increasing depth, mineralization styles progress from epithermal style veins, to manto style mineralization in calcareous sediments, skarn, magmatic hydrothermal breccia skarn, proximal skarn, epithermal veins overprinting porphyry, and copper-molybdenum-silver porphyry. Common minerals include galena and sphalerite, with quartz, carbonate, feldspar, pyroxene, and garnet. The deposit, as currently defined, comprises several zones of mineralization located between 600 metres to 1,700 metres below surface, over an area of around 500 metres by 600 metres.

Exploration

The mine had been working for several decades prior to any specific exploration work and most major structures became known through mine development. Prior to Pan American’s ownership, 131 diamond drillholes for a total of 8,665 metres had been completed by MLC, and between September 1997 and March 1998, while the property was under option, Pan American conducted a geophysical survey comprising very low frequency radio and induced polarization.

Since Pan American acquired the La Colorada mine, staff and consulting structural geologists have carried out near mine surface and underground geological and structural mapping. Underground channel and raise sampling is conducted for grade control and mineral resource and reserve estimates as mining progresses.

Drilling

All drilling is by diamond drilling from surface and underground using industry standard drill machines and downhole survey tools. Drilling is conducted by both our employees and private drilling contractors under the supervision of the mine geology department. Near mine surface and underground diamond drilling exploration campaigns are ongoing on an annual basis for mineral resource and mineral reserve estimates.

Sampling, Analysis, and Data Verification

The drill core is cut in half with a diamond bladed saw and samples are selected with respect to geological features, at 2 metre lengths or less. Channel samples of approximately one metre in width are taken in ore development areas and stopes. The samples are maintained in secure facilities and are under the control of La Colorada employees or the independent laboratory at all times. We have no reason to believe that the validity and integrity of the samples has been compromised.

The drillhole samples are prepared by the internal La Colorada mine laboratory, which is operated by La Colorada employees, and by independent laboratories including SGS of Durango, Activation Laboratories Ltd (“Actlabs”) of Zacatecas, and Bureau Veritas of Hermosillo. Both Actlabs and SGS used fire assay with gravimetric finish for gold and acid digestion with ICP finish for silver, lead, zinc, and copper. Bureau Veritas used fire assay with gravimetric finish for gold and acid digestion with ICP finish for silver, lead, zinc, and copper in their Vancouver, Canada laboratory. The La Colorada mine laboratory used fire assay with gravimetric finish for gold and silver, and acid digestion with atomic absorption (“AA”) finish for lead, zinc, and copper.

The mine geology department conducts a quality assurance/quality control (“QAQC”) program that is independent from the laboratory. The program includes the insertion of certified standards, blanks and duplicate samples. The results of the QAQC samples demonstrate acceptable accuracy and precision and that no significant contamination is occurring at the mine or external laboratories.

Mineral Processing and Metallurgical Testing

As part of normal plant operation procedures, metallurgical analysis and testing is undertaken as required. The majority of these analyses are to assess mill performance and metallurgical recovery. Metal recovery forecasts used in Pan American’s mine plans are based on the historical performance of the plant operations and the tonnes and grade of material that is planned to be mined.

Mineral Resource and Mineral Reserve Estimates

The following mineral reserves and mineral resources statements were obtained from the Pan American AIF.

Pan American management estimates that mineral reserves at La Colorada, as at June 30, 2019, are as follows:

La Colorada Mineral Reserves (1), (2)
Reserve Category	Tonnes (Mt)	Grams of Silver per tonne	Grams of Gold per tonne	% Zinc	% Lead
Proven	4.0	395	0.33	3.11	1.72
Probable	5.4	287	0.26	2.44	1.35
TOTAL	9.4	333	0.29	2.73	1.51

Notes:

(1)	Estimated using a price of $17.00 per ounce of silver, $1,300 per ounce gold, $2,500 per tonne of zinc and $2,100 per tonne of lead.
(2)	Lead and zinc grades shown are the average for the deposit. However, the base metals are only payable in the concentrates produced from the sulphide ores and not in the doré produced from the oxide ores.

Pan American management estimates that mineral resources at La Colorada, as at June 30, 2019, are as follows:

La Colorada Mineral Resources(1),(2)
Reserve Category	Tonnes (Mt)	Grams of Silver per tonne	Grams of Gold per tonne	% Zinc	% Lead
Measured	0.5	229	0.24	1.16	0.65
Indicated	1.6	185	0.15	1.16	0.56
Inferred	8.1	133	0.12	4.01	2.03

Notes:

(1)	These mineral resources are in addition to mineral reserves. Estimated using a price of $17.00 per ounce of silver, $1,300 per ounce gold, $2,500 per tonne of zinc and $2,100 per tonne of lead.
(2)	Lead and zinc grades shown are the average for the deposit. However, the base metals are only payable in the concentrates produced from the sulphide ores and not in the doré produced from the oxide ores.

Resource estimates were made using either two dimensional or three dimensional methods.

Following the two dimensional method, mineral resources are estimated using averaging of the channel and diamond drillhole samples. A long section is produced of each structure and divided into mineable panels. The volume of the panel is estimated from the average width of the vein or mineralization intersection of each drillhole or channel located within a 30 metre radius of the panel. The grade of each panel is estimated by the length weighted average of the sample grade of each intersection within a 30 metre radius of the panel.

Following the three dimensional method, three dimensional interpretations are made in each vein or mineralized structure around spatially continuous trends of drillhole and channel sample grades greater than the sub-marginal cut-off values for each vein. A similar interpretation is made of hangingwall and footwall dilution volumes expected to be mined with each structure. The wireframe interpretations are filled with blocks for the ordinary kriged estimate.

For both estimation methods, a long section is produced of each structure and divided into mineable panels. Average bulk density values are applied to each mining panel volume to estimate the tonnes of each panel. The volumes are depleted annually for mining in the previous year. Mineral resource confidence classifications are based on the proximity and density of sample information in each block, as well as the interpretation and the experience of the mine geologists. Planned dilution and loss is applied to the estimate and a value per tonne is calculated in each panel. Any panel with a value above the mineral resource cut-off is converted to mineral resources. Mineral resources that can be economically mined are converted to mineral reserves.

Mineral reserve estimates are based on a number of assumptions that include metallurgical, taxation, and economic parameters. Increasing costs or increasing taxation could have a negative impact on the estimation of mineral reserves. There are currently no known factors that may have a material negative impact on the estimate of mineral reserves or mineral resources at the La Colorada mine.

Mining Operations

Underground mining currently takes place utilizing cut and fill and long hole open stoping methods. Ore is hoisted to the surface in a shaft, and when required, may also be hauled to the surface using the two mine access ramps present in both mines.

Processing and Recovery Operations

The operation produces both oxide and sulphide ore processed in two separate circuits with a total nominal plant capacity of 2,000 tpd. The oxide plant is a conventional cyanide leach process comprised of crushing, grinding, leaching, Merrill Crowe zinc precipitation, and on-site refining to produce doré. The sulphide plant has a conventional flotation process comprised of crushing, grinding, and selective lead and zinc froth flotation circuits to produce separate precious metal rich lead and zinc concentrates. In the oxide plant, metallurgical recoveries average 84% for silver and 48% for gold. In the sulphide plant, recoveries average 93% for silver, 61% for gold, 88% for lead, and 88% for zinc.

During 2019, the mill processed 768.7 thousand tonnes, producing 8.2 million ounces of silver, 4.61 thousand ounces of gold, 20.97 thousand tonnes of zinc, and 11.15 thousand tonnes of lead.

All precious metal doré produced at the La Colorada mine is sent to one of two arm’s length precious metals refineries for refining under fixed-term contracts. After refining, the silver is sold on the spot market to various bullion traders and banks, and the gold is sold to Maverix pursuant to the La Colorada Agreement. All lead and zinc concentrates produced at the La Colorada mine are sold to arm’s length smelters and concentrate traders under negotiated fixed-term contracts, which consider the presence of any deleterious elements. To date, Pan American has not experienced difficulty with renewing existing or securing new contracts for the sale of the La Colorada doré or concentrates, however, there can be no certainty that we will always be able to do so or what terms will be available in the future. Pan American regularly reviews the terms of smelting and refining agreements and the terms are considered to be within industry norms.

The revenue per type of concentrate and doré produced by the La Colorada mine for the past three years were as follows:

	Revenue(1),(2)		Quantity
2019
Silver and Gold in Doré		$16.8 million	1,145,000 680	ounces of silver ounces of gold
Lead Concentrate[3]		$121.4 million	20,986	tonnes
Zinc Concentrate[3]		$39.5 million	36,221	tonnes
2018	$
Silver and Gold in Doré		$21.0 million	1,440,000 757	ounces of silver ounces of gold
Lead Concentrate[3]		$100.1 million	18,611	tonnes
Zinc Concentrate[3]		$42.9 million	30,799	tonnes

	Revenue(1),(2)	Quantity
2017
Silver and Gold in Doré	$21.7 million	1,365,000 632	ounces of silver ounces of gold
Lead Concentrate[3]	$112.1 million	20,688	tonnes
Zinc Concentrate[3]	$37.9 million	26,749	tonnes

Notes:

(1)	Consists of sales to arm’s length customers.
(2)	Calculated as gross revenue plus export credit incentives less treatment and refining charges and export taxes.
(3)	Lead concentrates contain payable silver and gold. Zinc concentrates contain payable silver.

Infrastructure, Permitting and Compliance Activities

The mine workings, processing plant, tailings and waste disposal areas, effluent management and treatment facilities, roads, and power and water lines have already been constructed and are located within the boundaries of the mining leases and surface rights controlled by Pan American. To the best of Pan American’s knowledge, all permits and licenses required to conduct activities on the project have been obtained and are currently in good standing.

The mine purchases electrical power from the Mexican national power utility and back up diesel power is also available. Water for the mining operation is supplied from the underground mine dewatering.

An environmental impact statement (“EIS”) and risk assessment on the La Colorada property was submitted to the Mexican environmental authorities in early March 1999 and has subsequently maintained and updated, including a major permit modification for the La Colorada mine expansion in 2017.

The main environmental projects at La Colorada focus on the stability and revegetation of historic tailings facilities. There are no known environmental issues that could materially impact Pan American’s ability to extract the mineral resources or mineral reserves.

The La Colorada mine voluntarily participates in the Mexican Environmental Protection Authority’s “Clean Industry” program, which involves independent verification of compliance with all environmental permits and the implementation of good practice environmental management procedures and practices. The La Colorada mine obtained its first certification in 2008 and is periodically re-certified.

A closure cost estimate for La Colorada prepared according to State of Nevada approved SRCE methodology is updated every year. Pan American has estimated the present value of the final site reclamation costs for the La Colorada mine to be approximately $8.1 million effective December 31, 2019.

Capital and Operating Costs

In 2019, total capital additions at La Colorada were approximately $31.5 million, with $11.1 million invested in expenditures related to the expansion activities, including exploration on the newly skarn mineralization.

Capital investments in 2020 will total between $31.5 million to $34.5 million. In addition to sustaining capital investments of between $15.5 million and $16.5 million relating to underground equipment refurbishments, underground ventilation infrastructure improvements, tailing storage facility expansions and near mine exploration, Pan American also expects to invest between $16.0 million and $18.0 million in project capital spending for continued exploration drilling and early stage engineering and metallurgical testing on the newly discovered skarn deposit.

In 2019, direct operating costs at La Colorada were $74.5 million.

Exploration, Development and Production

In 2020, Pan American anticipates producing between 8.5 million and 8.7 million ounces of silver, and between 4,000 and 5,000 ounces of gold from the La Colorada mine.. They also plan to undertake approximately 65,000 metres of exploration drilling in 2020.

Hope Bay Mine, Canada

A technical report was prepared for TMAC pursuant to NI 43-101 entitled “Technical Report on the Hope Bay Project, Nunavut, Canada” having an effective date of May 28, 2015 (the “Hope Bay 2015 PFS”). The Hope Bay 2015 PFS is available for review under TMAC’s profile on SEDAR (www.sedar.com). In addition to relying on the Hope Bay 2015 PFS, the Company has also augmented its understanding of the project by reviewing TMAC’s public disclosure, specifically news releases, and TMAC’s Annual Information Form for the year ended December 31, 2018 (the “2018 AIF”) dated March 11, 2019, all of which is available on TMAC’s website (www.tmacresources.com) and under the profile of TMAC on SEDAR (www.sedar.com).

While the Company does not have any knowledge that such information is not accurate, the Company has not independently verified this information and there can be no assurance that such third party information is complete or accurate. See “Introductory Notes – Technical and Third Party Information”.

Project Description, Location and Access

The Hope Bay Mine and surrounding land package (the “Project”) is located 685 km northeast of Yellowknife, Northwest Territories, and 125 km southwest of Cambridge Bay, Nunavut Territory, and is situated east of Bathurst Inlet, Nunavut Territory. The nearest settlements are Umingmaktok, located 75 km to the west and Kingaun (Bathurst Inlet), located 110 km southwest. The centroid of the Project lies approximately 160 km above the Arctic Circle at 67º30’ N latitude and 107º W longitude.

The Project comprises an area of 1,101 km2 and forms one large contiguous block that is approximately 80 km by 20 km in size. Mineral tenure includes two Crown (Federal) mineral claims (covering an area of 1,667 ha); 76 Crown mining leases (52,622 ha); two pending Crown mining leases (1,509 ha), 78 Crown mineral claims (68,297 ha), and one Mineral Exploration Agreement (“MEA”) covering an area of 60,361 ha.

Nunavut Tunngavik Inc. (“NTI”), the organization which coordinates and manages Inuit responsibilities set out in the Nunavut Land Claims Agreement, holds the surface title and mineral rights to Inuit-Owned Lands (IOL) in the Kitikmeot region of Nunavut, including the surface rights over the entire Hope Bay Project area and mineral rights over selected portions of the Project. The Kitikmeot Inuit Association administers the surface rights and the Inuit Impact and Benefits Agreement associated with the Project.

NTI owns approximately 50% of the subsurface mineral claims of the Hope Bay Property with the remaining 50% owned by the Crown. Mineral rights at Doris are held entirely by NTI, mineral rights at Madrid are split between NTI and the Crown, and mineral rights at Boston and further south are held entirely by the Crown. Subsurface exploration activities on lands subject to NTI subsurface rights are governed by the MEA. Mineral production on lands subject to NTI subsurface rights, including Doris, requires a production lease issued by NTI.

The primary access route to the Hope Bay Property for bulk commodities such as diesel fuel, mining and Plant equipment and sundry supplies is via a marine route through the Arctic Ocean on the annual sealift from late July through September, when ice-free conditions allow for passage. With the completion of the Dempster highway, the dock facilities of Tuktoyaktuk are also available for use as an embarkation point to site. Goods must be transported by air during the rest of the year. Personnel are transported yearround by air to the gravel airstrip at the Doris site. Currently, the 1,545 m by 40 m wide strip allows for gravel certified aircraft such as the Dash 8, Buffalo, 737-200, Hercules, ATR-72 and Avro RJ85 Avroliner. The nearest community and commercial airport is at Cambridge Bay, approximately 125 km by air.

History

The Hope Bay volcanic belt was first outlined in 1962 by J. A. Fraser of the Geological Survey of Canada during a reconnaissance scale mapping program. There has been continuous exploration on the property by numerous companies since 1965.

The principal deposits (Boston, Madrid, and Doris) were discovered by BHP in 1992-1995. Between 2000 and 2007, BHP’s successor Miramar completed a number of exploration programs and engineering studies at the Project. In 2007, Newmont acquired Miramar and formed Hope Bay Mining Ltd. (“HBML”), which became registered owner of all the Hope Bay Project tenure. From 2007 until care and maintenance in 2012, HBML conducted core drilling, geological mapping, sampling, metallurgical testwork, Mineral Resource estimation, preliminary metal leaching and waste rock characterization studies, collection of environmental and social baseline data, development of a site-wide, probabilistic water balance model, groundwater monitoring programs, and preliminary mining and engineering studies.

TMAC acquired the Hope Bay project in March 2013.

Geological Setting and Mineralization

The Project lies within the Hope Bay volcanic belt. The Hope Bay volcanic belt is located in the Bathurst Block, which covers approximately 16,000 km2 in the northeast portion of the Slave Structural Province. The Bathurst Block is isolated from the rest of the Slave Province by the Proterozoic cover of the Kilohigok Basin.

Gold mineralization is found in three areas: the Doris, Madrid, and Boston areas. The deposits are typical Archean lode deposit types which occur within folded and metamorphosed mafic volcanic rocks.

The Doris area hosts several distinctive suites of mafic volcanic rocks which are broadly divided into Mg and Fe tholeiites. Volcanic rocks were intruded by one or two phases or late mafic dykes of gabbroic composition. A series of diabase dykes and sills clearly crosscut all of the stratigraphy. The Doris Vein system is characterized by a series of north–south striking, subvertical, gold bearing, ductile-brittle structures that commonly host wide, stylolitic, ribboned, or bull quartz veins. A total of nine sub-parallel structures have been identified within the Doris system and have been traced by diamond drilling for greater than 2.3 km and from surface to 650 m deep.

The Madrid area is defined by a north-south striking package of mafic volcanics, including a sequence of iron-titanium tholeiites, Mg tholeiites, komatiitic basalts, and synvolcanic to late gabbro and ultramafic rocks. Gold mineralization is most commonly associated with the high Fe-Ti tholeiites and is structurally controlled by a large-scale deformation zone. It is found in four zones comprising quartz-carbonate stockwork veining, which overprints dolomite-sericitealbite-pyrite altered mafic volcanic rocks. The gold mineralization is characterized by multistage brecciation and alteration with at least two separate gold mineralization events. Gold occurs within north-northeast, east, southeast, and north-northwest trending brecciated and carbonate altered zones and is associated with disseminated pyrite which replaces brecciated mafic fragments.

The geology of the Boston deposit is a bimodal assemblage of mafic and felsic volcanic rocks along with sedimentary rocks all of which are complexly folded about a large-scale synformalanticline. The core of the anticline is occupied by mafic volcanic rocks that host the Boston deposit and these in turn are overlain by sedimentary rocks. The structure is best defined by facing directions recognized by graded bedding, bedding-cleavage relationships in the sedimentary rocks and from pillow shelves in the mafic volcanic rocks. The geometry of this fold is well constrained by lithologic contacts. Gold mineralization is found in three zones in sub-vertical horizons of extensive hydrothermal alteration within a large iron-rich carbonatealtered shear zone. Organic carbon graphite is a common component of the Boston mineralized system, but not directly with the gold-bearing veins. Gold occurs within and around structurally controlled quartz-carbonate veins, which have been developed along lithological contacts. Gold is associated with sulphide mineralization, mainly as clots of the pyrite within veins and in the wallrock.

Exploration

The Hope Bay volcanic belt was first outlined in 1962. Exploration from 1965 to 1989 comprised geological mapping, prospecting, trenching and limited airborne magnetic surveys.

From 1991 to 2012, extensive exploration was conducted by BHP, Miramar, and Newmont/HBML. The 1991 to 2012 programs included geological mapping, geophysical surveys, geochemical surveys, diamond drilling, underground bulk sampling, and metallurgical testwork. TMAC exploration from 2013 through 2018 comprised mostly diamond drilling.

There is excellent exploration potential along the entire length of the 80 km long Hope Bay Property with historical and recent progress having only been focused on extensions of the three currently known Mineral Resource trends as well as identifying other targets defined by geological relationships characteristic of Archean orogenic gold deposits, and geophysical and geochemical anomalies.

The 2019 exploration program focused largely on both known deposit extensions at Doris and Madrid, but also included regional work between Madrid and Boston, as well as at Boston itself. Activities consisted of surface and underground diamond drilling at Madrid North and Doris, respectively. Underground diamond drilling at Doris targeted both near-term production areas and longer-term expansion of Mineral Resources and were focused on the Doris BTD zones. Surface diamond drilling at Madrid North targeted the near surface, high-grade core of both the Naartok West and Naartok East zones. The regional exploration drilling program was significantly reduced from the original budget as expenditures and budgeted metres were reallocated to the Madrid North program.

Sampling, Analysis and Data Verification

The following describes sample preparation and analysis protocol for TMAC’s programs. ALS Ltd. is the primary analytical laboratory used and is independent of TMAC. For fire assays, the samples are received, crushed, split, pulverized and washed at the prep lab at ALS (Yellowknife, NT, Canada). The pulp samples are then sent for fire assay or screen metallics to ALS (Vancouver, BC, Canada). Gold fire assay is performed by code Au-AA26. ALS protocol states that: The samples undergo a process of fire assay fusion followed by atomic absorption spectroscopy (AAS). Samples are primary jaw crushed and then passed through a roll crusher to achieve 95% passing 2 mm (-10 mesh). A 1,000 gram rotary split is pulverized to 85% passing 75 μm (-200 mesh) in a ring and puck mill. A 50 gram sample split is fire assayed with an AA finish for gold (ALS protocol Au-AA26). Additionally, any samples from a target zone identified by TMAC personnel as containing visible gold are directed to an initial metallic screen assay, bypassing procedure Au-AA26. Samples, which return gold values greater than 100 g/t, are automatically reanalyzed using fire assay fusion of a 50 gram sample with gravimetric fusion (Au-GRA22). Samples identified by TMAC requiring screen fire assay, code SCR24, are screened at 100 μm (150 mesh). The material passed through the screen (-100 μm) is homogenized and two subsamples of 50 g each are analyzed using Au-AA26. If the negative fraction (-100 μm) returns gold values greater than 100 grams per tonne, the minus fraction is reanalyzed using fire assay with a gravimetric finish (Au-GRA22). Any material remaining (+100 μm) is retained and analyzed in its entirety by fire assay with gravimetric finish. The average of the two results is taken and reported as the gold fraction result. Both values are used to calculate the combined gold content of the plus and minus fractions. The gold values for both the +100 μm and -100 μm fractions are reported together with the weight of each fraction as well as the calculated total gold content of the sample. The final gold value in the assay database represents the result of the AA26 method or GRA22, then metallic screen assay, where available.

Prior to the March 2015 Mineral Resource estimate, Roscoe Postle Associates Inc. (“RPA”) compared 100% of the 2013 and 2014 sample databases to assay certificates from ALS. No major discrepancies were found; however, RPA noted the following:

•	Nine samples (<1%) differed by more than 0.05 g/t gold from the drillhole database. Of these, eight appeared to be screen metallic results not incorporated into the final drillhole database.

•	113 samples (1%) differed by more than 0.05 g/t gold from the drillhole database. Of these, eight use a different assay result than expected, 70 samples use a default value where an actual value existed, and 32 samples use an incorrect default value.

RPA expressed the opinion that these inconsistencies are minor and that the drillhole database is acceptable for use in a Mineral Resource estimate.

The QA/QC program enacted by TMAC included systematic insertion of certified reference material and blanks and field duplicates. A suite of four suitable certified reference materials was purchased from Analytical Solutions Ltd. QA/QC results are monitored on a monthly basis and a third-party review of the results and procedures is conducted yearly. The Company’s QA/QC procedures are considered to meet or exceed industry best practice.

Mineral Processing and Metallurgical Testing

Metallurgical testing was carried out by Gekko Systems Pty Ltd. of Ballarat, Australia (“Gekko”) on the Doris, Doris North, and Naartok deposits. The results show that recoveries of 94%, 89% and 90% can be achieved using the flowsheet proposed by Gekko. Metallurgical recoveries for Boston, Patch, and Suluk were estimated by previous Project operators and used in the Hope Bay 2015 PFS at 95%, 93%, and 84%, respectively. Metallurgical recoveries for Wolverine and Rand were assumed by the Hope Bay 2015 PFS to be 93% and 90%, respectively, by comparing the geological characteristics of these deposits with those of the others.

The flowsheet utilizes two concentrator lines (“CL”), each having a nominal 1,000 mtpd capacity. A jaw crusher circuit feeds the two CLs. Each CL consists of secondary crushing, grinding, gravity gold recovery, and flotation. The flotation concentrate and gravity gold recovered will go to the Concentrate Treatment Plant (“CTP”) for further processing. The CTP consists of regrind, cyanidation, resin gold recovery, doré gold bar production, and tailings treatment for the flotation concentrate residue. The tailings treatment consists of detoxification and filtering to form a filtercake that will be placed underground. The flotation tails will be pumped to the tailing impoundment area (“TIA”).

Gold recovery for the life of mine (“LOM”) is expected to average 91.1%.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resources for the Hope Bay Property were updated effective December 31, 2018, reflecting new drilling information and to provide the basis for the Mineral Reserve estimate dated December 31, 2018.

Mineral Reserves reported were estimated using a long-term gold price of US$1,250/oz and US$/C$ exchange rate of 0.80. Mineral Resources were estimated using a long-term gold price of US$1,400/oz and US$/C$ exchange rate of 0.80.

HOPE BAY PROVEN AND PROBABLE RESERVE – DECEMBER 31, 2018

	Proven			Probable			Proven and Probable
Zone	Tonnes (kt)	Grade (Au g/t)	Ounces (koz)	Tonnes (kt)	Grade (Au g/t)	Ounces (koz)	Tonnes (kt)	Grade (Au g/t)	Ounces (koz)
Stockpiles	121	5.4	21				121	5.4	21
Doris	197	13.9	88	1,840	6.6	391	2,037	7.3	479
Madrid North				10,819	6.2	2,168	10,819	6.2	2,168
Madrid South				690	10.9	242	690	10.9	242
Boston	1,072	8.2	282	1,756	7.0	396	2,828	7.5	678
Total Proven and Probable	1,390	8.7	391	15,105	6.6	3,197	16,495	6.8	3,588

Notes:

(1)	CIM definitions were followed for the statement of Mineral Reserves.
(2)	The Mineral Reserves for individual deposits were estimated using a cut-off grades between 4.0 g/t and 4.6 g/t to account for assumed variable process recoveries, operating costs and ore haulage costs.
(3)	All Mineral Reserves are estimated using an average long-term gold price of US$1,250 per ounce and a US$/C$ exchange rate of 0.80.
(4)	A 50-m crown pillar allowance was applied to Mineral Reserves located below lakes where applicable.
(5)	A minimum mining width of 2.5 m for long hole mining and 3.4 m for Drift and Fill mining was applied.
(6)	Density was calculated using the geological block model density field.
(7)	A 95% extraction factor and 20% external dilution factor was applied to long hole mining.
(8)	A 95% extraction factor and 15% external dilution factor was applied to drift and fill mining.
(9)	Numbers may not add due to rounding.

HOPE BAY MEASURED, INDICATED and inferred RESOURCES – december 31, 2018

	Ore Tonnes	Gold Grade	Gold Ounces
	(kt)	(g/t)	(koz)
Measured
Doris	141	28.9	131
Madrid North	-	-	-
Madrid South	-	-	-
Boston	1,109	10.3	368
Total	1,250	12.4	499

Indicated
Doris	1,754	9.6	540
Madrid North	11,983	7.4	2,835
Madrid South	605	14.8	287
Boston	2,436	8.3	648
Total	16,777	8.0	4,310

Measured and Indicated
Doris	1,894	11.0	671
Madrid North	11,983	7.4	2,835
Madrid South	605	14.8	287
Boston	3,545	8.9	1,017
Total	18,027	8.3	4,809

Inferred
Doris	1,566	7.4	371
Madrid North	3,359	6.2	671
Madrid South	490	8.3	131
Boston	1,934	7.2	448
Total	7,349	6.9	1,621

Notes:

(1) CIM definitions were followed for Mineral Resources.

(2) Mineral Resources are estimated at a cut-off grade of 4.0 g/t Au except for Boston which was estimated at a cut-off of 4.5 g/t Au.

(3) Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce and a US$/C$ exchange rate of 0.80.

(4) A minimum mining width of approximately 1.5 meters was used.

(5) A 50 meter crown pillar allowance was applied to resources located below lakes.

(6) Numbers may not add due to rounding.

(7) Doris North has been depleted based on surveyed mining cavities up to the end of December 2018.

(8) Mineral Resources are inclusive of those resources converted to Mineral Reserves.

(9) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mining Operations

The development plan includes conventional underground mining methods that makes use of significant existing surface and underground infrastructure. Mining at the Hope Bay Project incorporates several methods in order to address the deposit geometry and anticipated ground conditions. Mining takes place under permafrost conditions where the mineralization is located away from any water bodies and also under nonpermafrost conditions in what is known as the talik, unfrozen zones in the vicinity and under the lakes in the area. Doris North is in permafrost while the Connector and Central zones at Doris will be beneath the lake. The Naatok (Madrid North) and Patch 14 and Wolverine (Madrid South) deposits are situated beneath the lakes and therefore will not be under permafrost conditions.

Doris North has two primary access declines: the first accesses the BTD zone at the 4,735 m level (with the portal at 5,046 m elevation in the survey coordinate system); and the second is being developed towards the south to access the Doris Connector and Doris Central zones and is at the 4,895 m level. The Doris North Hinge zone is being mined using the longhole method, as the widths and thicknesses are amenable to this method, thereby providing for optimum extraction of the Mineral Reserves. This method will also eliminate the need for leaving pillars. The limbs of the Hinge, Doris Connector and other zones such as the Madrid North (Naartok, Suluk, and Rand) will be mined using narrow vein longhole stoping methods with sublevels placed at 20 m vertical intervals to minimize drillhole deviation and dilution. The Madrid South (Patch 14 and Wolverine) zones will be mined using drift and fill in smaller sections of the zone thereby permitting use of this conventional method in order to optimize extraction and minimize dilution. The Naartok zone is wide in areas and there are sufficient breaks across the zone to permit using longitudinal longhole stopes to optimize extraction and reduce dilution.

Access to and services for the deposits at Madrid and Boston will be by ramp decline from surface. Ore and waste haulage from the underground operations will also be via this ramp.

To optimize extraction of the Mineral Reserves, backfill consisting of cemented rock fill will be used. Unconsolidated backfill will also be used where possible and frozen fill will also be tested for effectiveness. The mining plan does not incorporate permanent pillars in ore, however, if required for ground support, lower grade areas will be considered. Detailed definition diamond drilling prior to stope development will permit determination of such potential areas.

Production over the 20-year LOM period averages 2,000 mtpd from two mine operations. Four mines including Doris (Doris North and Connector veins), Madrid North (Naartok, Suluk, Rand veins), Madrid South (Patch 14 and Wolverine veins), and Boston make up the sources of ore that will be produced during the mine life. Of the 14.3 million tonnes of ore produced during the LOM, the distribution by mine will include Doris at 17%, Madrid North at 55%, Madrid South at 5%, and Boston at 23%.

The extraction sequence will follow the LOM mine plan with production coming from the Doris veins first followed by Madrid North and Madrid South as the all-weather road is being constructed to access the Boston site. Recent success in identifying additional Mineral Resources at Doris suggest that it is likely mining will continue for longer than originally anticipated. Construction to facilitate bulk sampling is planned for initiation in the second half of 2019 at Madrid North, with the development of both surface and underground infrastructure. Madrid production is planned to ramp up in 2020 contingent upon successful bulk sample results. Construction of the road between Boston and Madrid is planned for 2021, with a target completion of work and resumption of development from the Boston portal in 2022. Boston production is planned to commence in 2022 and continue until 2033. Similarly, Madrid North’s Naartok zone is the largest and is anticipated to commence production in 2020 and continue until 2035. During the mine life, exploration diamond drilling will carry on hence there is a reasonable expectation that one or several of the mines will see some additional production as these zones are for the most part open to depth and on strike.

Processing and Recovery Operations

Following the acquisition of the Hope Bay project, the Company engaged Gekko to resume preliminary engineering studies for a process plant. Gekko had performed significant metallurgical and design work since 2002 for previous owners of the Hope Bay Property. Gekko was selected by TMAC based on the modular nature of its products and flowsheet, flexible gravity recovery circuit for high-grade precious metal feed, and performance in other sites. Gekko conducted further metallurgical test work on Doris ores and completed a preliminary design in October 2014. Based on this preliminary design, Gekko was instructed to proceed with detailed engineering in December 2014. Further testwork on Madrid ores using this flowsheet was completed in early February 2015 and yielded successful results.

The Plant produces gold from ore processed at the Doris site. The engineering contract with Gekko for the Plant was completed in March 2015 and a fabrication and procurement contract with Gekko was entered into in April 2015. The Plant consists of two, 1,000 mtpd, modular CLs. A primary jaw crusher feeds both CLs. Gravity and flotation products are processed in the CTP. The CTP consists of regrind, cyanidation, resin gold recovery, doré gold bar production, and tailings treatment.

Wet commissioning of the Plant began in December 2016 and ore started to move through the Plant in early January 2017, with the first gold pour on February 9, 2017. Installation of the second two CLs commenced in February 2018 and was commissioned by August 2018.

During 2019, the Plant processed 589,600 tonnes of ore at an average grade of 9.0 g/t, with a recovery rate of 82%, producing 139,510 ounces of gold. During 2018, the Plant processed 464,200 tonnes of ore at an average grade of 9.4 g/t, with a recovery rate of 79%, producing 110,970 ounces of gold. During 2017, the Plant processed 208,900 tonnes of ore at an average grade of 12.6 g/t, with a recovery rate of 67%, producing 55,150 ounces of gold.

To address the significantly lower gravity recoverable gold recovery experienced in 2017, TMAC ordered Falcon SB400 concentration units to be placed into the recirculating load of the primary grinding circuit for each of CL1 and CL2 to remove fine free gold as it is liberated. The installation and commissioning of the first Falcon SB400 unit on CL1 was completed on April 27, 2018. The installation of the Falcon SB400 units resulted in improved recoveries in CL1, and an SB400 was included during the installation of CL2.

With the improvement in the amount of gravity recoverable gold recovered by the installation of the Falcon SB400 units, the Company accelerated the existing plans to increase the overall gravity recovered gold through the purchase and installation of additional, larger, gravity concentration units within the primary grinding circuit and a new concentration unit within the regrinding circuit in order to remove free gold as it is liberated. The additional gravity concentrators should result in more of the gravity gold being sent directly to the batch intensive leach reactor, thereby removing gold-loading from both flotation and the continuous intensive leach reactor.

Project Infrastructure

The Hope Bay Property comprises the Roberts Bay Port, the Doris, Madrid and Boston gold bearing mineral deposit trends and other areas of exploration interest. The Roberts Bay Port is on Arctic Ocean tidewater and is located approximately three kilometres from Doris. The Roberts Bay Port facilities include a jetty, a diesel fuel storage facility, and a large lay down area for equipment and supplies. Existing infrastructure at Hope Bay includes gravel airstrips at Doris and Boston, power plants, camp facilities at both Doris and Boston, administration, maintenance, warehouse and mine-dry buildings, an all year haul road from Roberts Bay to Doris and through to Madrid, and a permitted TIA.

Roberts Bay

The Roberts Bay Port is the main port entry point to the Hope Bay Property. The Roberts Bay area includes the seaport infrastructure, which consists of the jetty and major storage and laydown facilities, including a 21 million litre fuel tank farm and a 75,000 square metre laydown area for offloaded equipment and materials. The Roberts Bay Port facilities are connected by an all-weather road to the Doris site. Open water marine transport is available for eight to ten weeks per year with deliveries normally arriving at Roberts Bay during the annual sealift in August and September. Bulk machinery supplies and other items will typically be delivered to the Hope Bay Property in the annual sealift and, as necessary and practicable, by air throughout the year. The Company sources machinery, parts and services from local businesses wherever possible, but also procures components from large national and multinational suppliers to the mining industry. TMAC orders inventory items, components, consumables and other items that are necessary for continued operation in advance to ensure, to the extent reasonably possible, delivery when needed to avoid production or development delays.

Power

All the required power is generated on site using diesel powered generators. The Doris power plant supplies power to the entire Doris site. An 11.6 MW primary power plant and a secondary 1.1 MW emergency power plant supplies the Doris site with electricity. The combined installed capacity of these two power plants at Doris is approximately 12.7 MW.

The Madrid North and South portal areas will be serviced by dedicated power generation plants located at the portal areas. At Madrid North, three 725 kW generators will supply power for the underground mine, while Madrid South will have two 725 kW generators. Each of these sites will also have a backup generator. All of the generators for Madrid North and Madrid South are on site.

Boston will be supported by a dedicated power generation plant consisting of two 1.8 MW generators with a 725 kW standby generator. These generators will be purchased when the Boston camp is developed.

Fuel

Fuel is transported by ship from the East or West coast, to the port at Roberts Bay. Fuel is then transferred to land-based storage tanks at various locations throughout the Hope Bay Property. Total installed storage capacity at Roberts Bay and the Doris site is currently approximately 27.5 million litres.

On May 10, 2018, TMAC entered into a diesel fuel purchase and storage agreement with a subsidiary of Macquarie Bank Ltd. whereby Macquarie Bank Ltd. purchased and delivered diesel fuel to Hope Bay and stored the fuel in TMAC’s tanks at Roberts Bay. TMAC now purchases and pays for the diesel fuel as it is consumed.

Camp Facilities

During peak operations it is anticipated that the Doris site will house 400 people and will accommodate workers for Madrid North and South in addition to those at Doris.

An existing camp is located at Doris comprising a number of interconnected complexes containing a kitchen and dining facility, firefighting facilities, water and sewage treatment facilities, sleeping facilities, medical facilities, recreational facilities, a small suite of offices and meeting facilities. Mine crews and surface support staff will be bussed to the Madrid site (approximately eight kilometres) for work and returned to the Doris site.

Due to its distance from Doris, Boston will have separate mining operations and associated support infrastructure. The camp at Boston has an existing capacity of 65 persons, which could be used initially, but will subsequently be replaced with a camp for full operations.

Transportation

There are existing, well-maintained site roads leading from Roberts Bay Port through the airstrip to Doris North and further south to Windy Lake at Madrid. The eight kilometre Madrid Road from Doris South to the Madrid North (the Naartok zone) and Windy Lake pump house is complete and currently in use. A road to the Madrid South proposed portal site will be required for development of that infrastructure.

Boston is 55 kilometres to the south of Doris and is currently accessible by aircraft using the Boston site airstrip. Access with tracked vehicles from the camp at Doris to Boston has been achieved regularly via a winter road since 1994. The development of the mine at Boston to production will require the development of an allweather single lane resource road with radio controlled pullouts for ore haulage traffic. The approximately 50 kilometre long road is included in the capital development schedule for Boston.

During 2015, the all-weather airstrip located between Roberts Bay and the Doris North site was widened to 40 metres from 20 metres and lengthened to 1,500 metres from 900 metres to accommodate larger personnel transport and cargo aircraft such as the 737-200, Hercules C-130 and ATR-72, all of which have been approved for the upgraded airstrip. During 2017, the Doris airstrip was lengthened to 1.545 kilometres and a south apron was constructed with de-icing capabilities to reduce potentials for weather delays and to increase aircraft capacity during the warm summer months. It is constructed with run-of-quarry rock topped with a crush layer for durability. Dust suppression is managed using water trucks or environmentally safe chemical dust suppressants as required. The widening and lengthening of the airstrip eliminated the need to construct a temporary winter airstrip on Doris Lake.

All Hope Bay personnel are flown to site. Employees that are resident in Nunavut are transported via King Air from local communities through Cambridge Bay to site. The aircraft availability is well matched to the size of operations with travellers in/outbound on multiple days and flights. Personnel that reside beyond the Kitikmeot region of Nunavut, are flown to Hope Bay from Edmonton. Commencing mid-May 2016, TMAC has been flying rotational employees and contractors to site using 60-passenger ATR-72 airplanes from Edmonton instead of Yellowknife, two days per week, thus reducing travel costs and travel time. During 2018 TMAC transitioned its crew changes to using an Avro RJ85 Avroliner, a gravel certified jet.

Sealift

In order to provide for the economic supply of material and equipment into the Hope Bay Property, an annual sealift is required. This sealift generally takes place during the ice free period of in the August-September, when the ships and barges can access the site. The main sealift will use the ports of Montreal and/or Vancouver as the embarkation point. Now that the Dempster highway is complete there is also the capability to use the Tuktoyaktuk dock facilities. Freight moves to site using the most appropriate route.

Tailings

Tailings from the Plant are deposited in the TIA which is approximately two km to the east of Doris. Three dams and one interim dike were approved for the TIA design. The north dam had been constructed by Newmont prior to TMAC’s acquisition of Hope Bay and the south dam was constructed in 2018. A third dam, the west dam, will be required when tailings exceed 2.5 million tonnes.

Environmental Studies, Permitting and Social or Community Impact

The focus of TMAC’s permitting strategy is to allow for exploration activities on the entire Hope Bay belt, maintain commercial mining at Doris, permit expansions at Doris, and obtain additional permits for mining at the Madrid and Boston gold deposits. With respect to exploration permits, TMAC holds two Type B Water Licences allowing bulk sampling at Madrid North, Madrid South and Boston; and a third Type B Water Licence for exploration drilling on the entire Hope Bay Belt. At Doris, TMAC is in possession of federal and territorial approvals for continued mining and gold production at Doris and the construction and operation of mines at Madrid North, Madrid South and Boston.

Doris

The Doris North Project Certificate was issued by Nunavut Impact Review Board (“NIRB”), and the Doris North Water Licence has been issued by Nunavut Water Board (“NWB”). Amendment No. 2 of the Doris Project Certificate was issued by NIRB on November 12, 2018 which outlines the environmental and socio-economic conditions and compliance monitoring that is required for the Doris mine during operation and closure. On January 14, 2019, Amendment No. 2 of the Doris Type A Water Licence was received which enables the Doris site to expand to support mining activities at Madrid North and Madrid South and to accommodate up to 18 million tonnes of tailings in the TIA. Together, these two approvals allow the mining, milling, use of water, placement of waste and construction and operation of attendant infrastructure for the Doris site.

Other necessary federal permits in hand for development and operation of Doris include Fisheries Act authorizations from the Department of Fisheries and Oceans Canada and a Navigable Waters Protection Act approval from Transport Canada, all of which will remain in effect for the life-of-mine, and a federal Lands Act jetty lease for the Roberts Bay jetty, which was renewed in 2018 and expires in 2048.

Madrid and Boston and the Remaining Hope Bay Property

To carry out exploration in Nunavut, a “Type B” water licence is required from NWB. TMAC holds three “Type B” water licences: one for advanced exploration at Madrid, including the collection of bulk samples of 50,000 tonnes from each of Madrid North and Madrid South; a second for Boston which permits the extraction of a bulk sample of ore; and a third for surface exploration and drilling activities over the entire Hope Bay Property.

Commercial Mining at Madrid and Boston

TMAC submitted a final environmental impact study to NIRB on December 21, 2017 that addressed the anticipated development and associated impacts of extending commercial mining to the Madrid and Boston deposits. The scope of activities proposed included mobilization, construction, operation, closure, reclamation and post-closure monitoring of three additional gold mines on the Hope Bay Property, referred to as Madrid North, Madrid South and Boston. The project scope proposes to mine the ore from these three deposits using underground mining and surface mining methods (i.e., crown pillar mining). From an infrastructure perspective, the projects propose the use and expansion of existing gold processing, waste management and project shipping infrastructure at the already-approved Doris and Roberts Bay sites as well as establishing new infrastructure at Madrid and Boston (including an additional camp/accommodation facility at Boston), and constructing a private, all-weather road connecting the sites in support of Hope Bay Property-wide mining and exploration activities.

After completing the review of the final environmental impact study, NIRB issued a recommendation to the Minister of Crown-Indigenous Relations and Northern Affairs Canada (CIRNAC) for approval of Amendment No. 2 of the Project Certificate for the Doris mine and approval of a new Project Certificate for the Madrid and Boston projects, which approval was granted on November 12, 2018. The final permitting for the Madrid and Boston projects was completed on January 14, 2019 when the Minister of Intergovernmental and Northern Affairs and Internal Trade approved the two Type A Water Licences as recommended by NWB on December 7, 2018 thereby concluding the final step in the environmental permitting process that enables mine development at Madrid North, Madrid South and Boston with connecting all-weather roads.

Capital and Operating Costs

During 2019, the Plant processed 589,600 tonnes of ore at an average grade of 9.0 g/t, with a recovery rate of 82%, producing 139,510 ounces of gold. As at the date of this AIF, TMAC had not released full operating results including Cash Costs for 2019. In 2018 Cash Costs and all-in sustaining costs (“AISC”) per ounce of gold sold were US$868 and US$1,291, respectively.

Sustaining Capital includes surface and underground development at Doris and Madrid, mining and surface equipment purchases, surface and process infrastructure work and delineation drilling to better define the Mineral Reserves and Mineral Resources. As at the date of this AIF, TMAC had not released full operating results including Sustaining Capital for 2019. Underground sustaining capital at Doris averaged approximately $6.7 million per quarter in 2018, while in 2019 it was budgeted at approximately $9.0 million per quarter as development metres were targeted to nearly double.

Exploration, Development and Production

Ore production will come from four underground mining zones at Doris during 2019 and consists of longhole, transverse and drift and fill stoping methods and from sill development. The mining of the Doris BTD Extension will include drift and fill, and some of the mining of Doris Connector includes the transverse stoping method, with both methods expected to contribute to lower dilution.

Underground development increased in 2019 through the addition of another jumbo crew to the two existing crews and an increase in the number of development headings to ensure sufficient ore sources are available during the latter half of 2019 and throughout 2020. Mine development throughout 2019 is primarily focused on Doris BTD and Doris Connector. Doris Central will be accessed in the latter half of the second quarter of 2019 and is expected to become a significant ore source in 2020.

TMAC continues to be confident that the two CLs can now process at a combined 2,000 tpd throughput capacity rate.. Plant throughput is expected to be managed such that maximum recoveries are achieved. Averaging 2,000 tpd on an ongoing basis is expected to be achieved through increased consistency and operating stability, in part through the installation of surge bins in progress, and the final commissioning of the completed circuit of the new gravity concentrators.

Overall Plant recoveries are a factor of: the recovery achieved through gravity and flotation efforts in the CLs; and the recovery achieved in the CTP. The objective is, with the completion of commissioning of the additional gravity concentrators and the stabilization of the Plant, including following the addition of surge bins, to achieve at least the level of each of these results consistently.

DIVIDENDS

The Company paid an inaugural dividend of US$0.01 on the Common Shares on January 15, 2020 and the Company intends to declare a dividend of US$0.01 on a quarterly basis. The Company has declared a divided to be paid in April 2020. The declaration, timing and amount of any future dividends remains at the discretion of the Company’s board of directors and will be made considering its financial condition and other factors deemed relevant by the board. See “Risk Factors – Dividend Policy”.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares in the capital of the Company (“Preference Shares”). As of December 31, 2019, there were 119,578,489 Common Shares and no Preference Shares issued and outstanding.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Before the first shares of a particular series of Preference Shares are issued, the Maverix Board of Directors shall determine, subject to the limitations set out in Maverix’s articles, the material characteristics of the series. Holders of Preference Shares are entitled to priority over the Common Shares and over any other shares of the corporation junior to the Preference Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Maverix, whether voluntary or involuntary, or any other distribution of assets of Maverix among its shareholders for the purpose of winding-up its affairs.

Holders of Preference Shares are not entitled to vote separately as a class or series upon a proposal to amend Maverix’s articles to:

(a)    increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series;

(b)   effect an exchange, reclassification or cancellation of the shares of such class or series; or

(c)    subject to the exceptions contained in the Canada Business Corporations Act, create a new class or series of shares equal or superior to the shares of such class or series.

Warrants

All the information in this section entitled “Description of Capital Structure – Warrants” accounts for the consolidation of the Maverix Common Shares (the “Share Consolidation”), on a two for one basis, which took effect on May 23, 2019.

Maverix issued 10,000,000 Warrants to Pan American on July 8, 2016 of which 5,000,000 were exercisable for US$1.08 per Common Share and 5,000,000 are still exercisable at US$1.56 per Common Share. The Warrants will expire on July 8, 2021, with 5,000,000 Warrants exercisable for US$1.56 per Common Share still outstanding at this time. Pan American exercised the Warrants at US$1.08 per Common Share on December 23, 2016.

Maverix issued 3,250,000 Warrants to Pan American on December 23, 2016, which are exercisable for US$2.40 per share and expire on July 8, 2021.

Maverix issued 5,000,000 Warrants to Gold Fields on December 23, 2016, which are exercisable for US$2.40 per share and expire on December 23, 2021.

Maverix issued 5,000,000 Warrants to Newmont on June 29, 2018, which are exercisable for US$3.28 per share and expire on June 29, 2023.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “MMX”. The Company graduated to the TSX from the TSX Venture Exchange (the “TSXV”) on June 25, 2019. The following table sets forth information relating to the trading of the Common Shares on the TSXV and the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume
March 1 – 20, 2020	6.14	3.10	1,566,700
February, 2020	7.14	5.10	1,639,173
January, 2020	7.30	6.49	1,707,477
December, 2019	6.75	5.56	2,095,318
November, 2019	6.22	4.94	1,172,049
October, 2019	5.99	4.94	531,592
September, 2019	6.89	5.35	535,154
August, 2019	6.96	5.91	712,685
July, 2019	6.85	5.49	446,861
June, 2019(1)	6.20	5.36	1,028,154
May, 2019(2)	5.50	4.94	181,202
April, 2019	2.85	2.45	864,726
March, 2019	2.86	2.30	783,470
February, 2019	2.50	2.16	746,137
January, 2019	2.60	2.22	158,546

(1)	The Common Shares of Maverix commenced trading on the facilities of the TSX on June 25, 2019.
(2)	Maverix effected the Share Consolidation of its Common Shares on May 23, 2019. All the information in this table accounts for the Share Consolidation.

The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2019 was C$6.61 and on the close of business on March 20, 2020 was C$ 4.26.

Options and Restricted Share Units Issued

The following table summarizes stock options and restricted share units granted by the Company as at the date of this AIF.

Date	Price per Share/Exercise Price per Security(1)	Number and Type of Securities(1)	Reason for Issuance
December 2019	CAD$ 5.83	64,322 restricted share units	Restricted Share Units issued to an Officer of the Company
December 2019	CAD$ 5.83	268,313 stock options	Stock Option and Share Compensation Plan to an Officer of the Company
August 2019	CAD$ 6.48	50,000 stock options	Stock Option and Share Compensation Plan to Officers and Employees of the Company
June 2019	CAD$ 5.81	32,705 restricted share units	Restricted Share Units issued to Directors of the Company
April 2019	CAD$ 5.18	893,252 stock options	Stock Option and Share Compensation Plan to Officers and Employees of the Company
May 2018	CAD$ 3.30	906,565 stock options	Stock Option and Share Compensation Plan to Officers and Employees of the Company
May 2017	CAD$ 2.80	156,080 stock options	Stock Option and Share Compensation Plan to Directors and Consultants of the Company
April 2017	CAD$ 2.80	1,107,321 stock options	Stock Option and Share Compensation Plan to Officers and Employees of the Company
July 2016	CAD$ 1.08	1,453,500 stock options	Stock Option and Share Compensation Plan to Officers and Employees of the Company

(1)	Maverix effected the Share Consolidation on May 23, 2019. All the information in this section entitled “Market for Securities - Options and Restricted Share Units Issued” accounts for the Share Consolidation.

ESCROWED SECURITIES

To the company’s knowledge, as of the date hereof, there are no securities of the company held in escrow.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with Maverix and principal occupation of each person who is a director and/or an officer of Maverix. Directors are elected at each annual meeting of Maverix’s shareholders and serve as such until the next annual meeting of shareholders or until their successors are elected or appointed.

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation During Preceding Five Years	Number and Percentage of Common Shares Owned as at December 31, 2019(1)
Geoffrey Burns(3)(4) British Columbia, Canada	Chairman; Director since June 17, 2016	President and CEO Pan American (July 1, 2003 to December 31, 2015)	6,145.864 (5.13	(5) )%
J.C. Stefan Spicer(2)(3) Ontario, Canada	Director since June 17, 2016	Businessman; Former Chairman, President and CEO of Central Fund of Canada Limited (1995 to January 2018)	834,458 (0.70)%
Dr. Chris Barnes(2)(3)(4) Ontario, Canada	Director since June 17, 2016	Practicing physician	607,091 (0.51	(6) )%
Robert Doyle British Columbia, Canada	Director since June 17, 2016	CFO of Pan American	9,849 (0.01)%
Blake Rhodes Colorado, USA	Director since November 20, 2018	Senior Vice President, Strategic Development of Newmont Corporation	-	(7)
Brian Penny(2) Ontario, Canada	Director since July 3, 2019	CFO of Wallbridge Mining Company Limited	10,000 (0.01)%
David Scott(4) Ontario, Canada	Director since July 3, 2019; Lead Director since January 30, 2020	Businessman; Former Vice Chairman and Managing Director of Mining Global Investment Banking at CIBC Capital Markets	416,667 (0.35)%
Daniel O’Flaherty Cayman Islands	CEO since July 7, 2016; Director since May 30, 2017	Executive & Director of Anthem United Inc. (September 2013 to October 2016); VP Corporate Development of Esperanza Resources Corp. (May 2012 to August 2013)	3,156,631 (2.64	(8) )%
Ryan McIntyre Conneticut, USA	President since November 26, 2019	Co-Portfolio Manager of Tocqueville Gold Strategy and Tocqueville Gold Fund.	-
Doug Ward Idaho, USA	Vice President, Technical Services since March 3, 2017	Consultant (September 2013 to Present); Former Director of Business Development of Pan American (December 2010 to August 2013)	625,767 (0.52)%
Matt Fargey British Columbia, Canada	CFO since May 30, 2017	Corporate Controller of Sandstorm Gold Ltd. (February 2013 to February 2017); Corporate Controller of Sandstorm Metals & Energy Ltd. (February 2013 to May 2014); Manager, Audit and Assurance Group of PwC (January 2007 to January 2013)	140,430 (0.12)%
Brent Bonney British Columbia, Canada	Vice President, Corporate Development since February 15, 2017	Associate Director, Scotiabank Global Banking and Markets (July 2014 to February 2017); Associate, Scotiabank Global Banking and Markets (August 2010 to July 2014)	186,216 (0.16)%
Warren Beil British Columbia, Canada	General Counsel; Corporate Secretary since June 29, 2018	Vice President, Legal, Columbus Gold Corp. and Allegiant Gold Ltd. (January 2018 to June, 2018); Lawyer, Gowling WLG (Canada) LLP (December, 2015 to December, 2017); General Counsel Cactus Restaurants Ltd. (October 2014 to October 2015); General Counsel, Pathway Capital Ltd. (December 2010 to October 2014)	48,288 (0.04)%

Notes:

(1)	All figures in this table reflect the Share Consolidation that Maverix effected on May 23, 2019.
(2)	Member of the Audit Committee
(3)	Member of the Nominating and governance Committee.
(4)	Member of the Compensation Committee
(5)	Includes 25,000 Common Shares over which Geoff Burns exercises control and direction and are registered in the name of Elizabeth Joan Burns.

(6)	Includes 541,667 Common Shares over which Dr. Christopher Barnes exercises control and direction and are registered in the name of Christopher Barnes Medicine Professional Corporation.
(7)	Due to applicable corporate policy of Newmont Corporation, Mr. Rhodes is restricted from holding any common shares of Maverix.

(8)	Includes 3,133,417 Common Shares over which Daniel O’Flaherty exercises control and direction and are registered in the name of Vandelay Industries SEZC, a company wholly-owned by Mr. O’Flaherty and 42,614 Common Shares are registered in Daniel O’Flaherty’s name personally.

As at December 31, 2019, the directors and executive officers of the Company, as a group, beneficially owned, directly and indirectly, or exercised control or direction 12,180,011 Common Shares, representing approximately 10.2% of the total number Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date hereof, or was within ten (10) years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)            was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)           was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect control of the Company,

(i)             is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)          has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to,

(i)             any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)            any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

Directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development or investment in natural resource companies and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the CBCA and other applicable laws.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not party to any material legal proceedings or regulatory actions as of the date of this AIF. The Company is not aware of any material contemplated legal proceedings involving it or its operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No directors, executive officers or principal shareholders of the Company or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which the Company has participated since incorporation on September 5, 2008, which has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal office in Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States of America is Continental Stock Transfer and Trust Co. in New York, New York.

MATERIAL CONTRACTS

The Company entered into the following material contracts within the financial year ended December 31, 2019, or since such time or before such time that are still in effect, other than in the ordinary course of business:

•	the La Colorada Agreement – see “General Development of the Business – Acquisition of the PA Royalty Portfolio – La Colorada Agreement” for further information;

•	a credit agreement between the Company, Maverix Metals (Australia) Pty. Ltd., Maverix Metals (Nevada) Inc., CIBC, National Bank and the Bank of Nova Scotia, dated June 21, 2018 (as amended April 5, 2019 and September 20, 2019, the “Credit Agreement”) in respect of the Revolving Facility. The Credit Agreement permits Maverix to borrow up to US$120,000,000 and has a term of four years, which is extendable through mutual agreement between Maverix, CIBC, National Bank and the Bank of Nova Scotia; and

•	the Shareholder Agreements (as defined below).

Shareholder Agreements

The following is a summary of the Shareholder Agreements. The summary of the Shareholder Agreements provided below is qualified in its entirety by reference to the full text of the Shareholder Agreements. The Shareholder Agreements are each available under Maverix’s profile on SEDAR at www.sedar.com.

Maverix is a party to a shareholder agreement with each of Pan American (dated July 7, 2016, as amended on January 16, 2017) and Newmont (dated June 29, 2018) (collectively, the “Shareholder Agreements”). The Shareholder Agreements are in substantially similar form and pursuant to which each of Pan American, Newmont and Maverix have agreed that, among other things, each shareholder will:

•	have certain rights in respect of equity financings of Maverix, including standard anti-dilution rights;

•	have demand qualification rights in specified circumstances in respect of the Company completing and filing a prospectus relating to a proposed disposition of all or a portion of the shareholder’s shareholdings in the Company;

•	be obligated to give Maverix notice and an opportunity to make an offer to acquire any metal stream or royalty that the shareholder contemplates granting; and

•	be entitled, depending on current shareholdings of the Company, to nominate individuals for election to the Company’s Board of Directors (the “Board Nominee Right”).

The Board Nominee Right applies to each of Pan American and Newmont where:

•	Pan American’s shareholdings of Maverix are equal to or exceed 50% of Maverix’s outstanding Common Shares then Pan American is entitled to two nominees for election to the Company’s Board of Directors;

•	Newmont or Pan American’s shareholdings of Maverix are equal to or exceed 10% of outstanding Common Shares, then each of Newmont and Pan American, respectively, is entitled to one nominee for election to the Maverix Board of Directors.

As at the date of this Annual Information Form, Pan American has nominated Rob Doyle as its nominee and Newmont has nominated Blake Rhodes as its nominee.

Pursuant to each Shareholder Agreement, provided Maverix has endorsed and recommended nominees for election to the Maverix Board of Directors, at every meeting of the Maverix shareholders at which the election of directors to the Board is considered, each of Pan American and Newmont must:

•	vote its Common Shares in favor of the election of Maverix management’s proposed nominees for election to the Board of Directors at every such meeting;

•	not effect, conduct or participate in any solicitation of proxies with respect to any securities of Maverix (other than any solicitation of proxies conducted by Maverix’s management) against management’s proposed nominees for election to the Maverix Board of Directors; and

•	vote its Common Shares in the manner recommended by the Board of Directors with respect to other matters, in the ordinary course, brought to a vote of shareholders of Maverix.

During the year ended December 31, 2019, Gold Fields disposed of all its shareholdings in Maverix and as a result the shareholder agreement between Maverix and Gold Fields was terminated.

INTERESTS OF EXPERTS

The scientific and technical information contained in this AIF was reviewed and approved by Doug Ward, B.Sc. Mining, Engineering, MMSA, and Vice President Technical Services and a “Qualified Person” as defined in NI 43-101.

To the knowledge of Maverix, Mr. Ward holds less than 1% of the outstanding Common Shares of Maverix or of any associate or affiliate of Maverix as of the date hereof. Mr. Ward has not and will not receive any direct or indirect interest in any securities of Maverix as a result of the review and approval of the scientific and technical disclosure included in this AIF.

KPMG LLP, Chartered Professional Accountants, are the independent auditors of Maverix who have issued an independent auditor’s report dated March 4, 2020 in respect of the consolidated financial statements of Maverix as at December 31, 2019 and December 31, 2018 and for each of the years then ended. KPMG LLP have confirmed with respect to Maverix that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Maverix under all relevant US professional and regulatory standards.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s board of directors. A copy of the charter is attached hereto as Schedule “A”.

The following are the current members of the Committee:

Brian Penny (1)	Independent	Financially literate
Dr. Chris Barnes	Independent	Financially literate
J.C. Stefan Spicer	Independent	Financially literate

Notes:

(1)	Chairman of the Audit Committee
(2)	The terms “independent” and “financially literate” are defined by National Instrument 52-110 Audit Committees (“NI 52-110”).

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter. Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Brian Penny is currently the Chief Financial Officer of Wallbridge Mining Company Limited. Mr. Penny has over 30 years of experience in financial management, strategic planning and financial reporting. Formerly, Mr. Penny held positions as the Executive Vice President and Chief Financial Officer of New Gold Inc. and the Vice President Financing and Chief Financial Officer of Kinross Gold Corporation. Mr. Penny is a Chartered Professional Accountant and holds a Diploma in Business (Accounting) from Cambrian College of Applied Arts & Technology.

Dr. Barnes was Chief of Staff of Blind River Hospital in Ontario for the past 22 years. He is a practicing physician and was a former member of Blind River Hospital’s Board of Directors from 1990 to 2014. Furthermore, Dr. Barnes is the founder and Chair of the Board of Directors of the Huron Shores Family Health Team. Dr. Barnes holds a MD degree from the University of Toronto. Dr. Barnes is a knowledgeable and skilled businessman with over 25 years of experience in capital markets investing.

J.C. Stefan Spicer was the Chairman, President, and CEO, Central Fund of Canada Limited (“Central Fund”) until January 16, 2018, a position he held since 1995. Mr. Spicer has led numerous capital market transactions and has been a founder of several publicly traded entities. Mr. Spicer has in excess of 35 years of investment industry experience.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 (De Minimis Non-audit Services) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Auditor	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
2019	KPMG	$207,380	Nil	Nil	Nil
2018	KPMG	$125,000	Nil	Nil	Nil

Notes:

(1)	The aggregate audit fees billed.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and which are not included under the heading “Audit Fees”.
(3)	Fees billed for preparation of Company’s corporate tax return.
(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company to be filed on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for the financial year ended December 31, 2019.

Schedule “A”

MAVERIX METALS INC.
AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE - CHARTER

PURPOSE

Senior management of Maverix Metals Inc. (the "Company"), as overseen by its Board of Directors (the "Board"), has primary responsibility for the Company's financial reporting, accounting systems and internal controls. The Audit Committee (the "Committee") is a standing committee of the Board established for the purposes of overseeing:

a.	the quality and integrity of the Company's financial and accounting reporting processes and internal accounting and financial control systems of the Company;

b.	the external auditor's qualifications and independence;

c.	management's responsibility for assessing the effectiveness of internal controls; and

d.	the Company's compliance with legal and regulatory requirements in connection with financial and accounting matters.

COMPOSITION AND OPERATION

a.	The Committee shall be composed of at least three independent directors[1] and all members of the Committee shall, to the satisfaction of the Board, be Financially Literate and at least one member will be a Committee Financial Expert ("Financially Literate" and "Committee Financial Expert" are defined in the Definitions section of this Charter).

b.	The members of the Committee shall be appointed by the Board, based on the recommendation of the Nominating and Governance Committee, to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

c.	The Committee shall appoint a chair (the "Chair") from among its members who shall be an independent director. If the Chair is not present at any meeting of the Committee, one of the other Committee members present at the meeting shall be chosen to preside at the meeting.

d.	The Committee will make every effort to meet at least four times per year and each member is entitled to request that an additional meeting be called, which will be held within two weeks of the request for such meeting. A quorum at meetings of the Committee shall be two members

1 In order to be considered "independent", the following applies:

Pursuant to the Canadian Securities Administrators' Multilateral Instrument 52-110 "Audit Committees", a member of the Committee must not have a direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a member's independent judgment.

Pursuant to United States securities laws, a member of the Committee may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries; nor be an affiliated person, as such term is defined in Rule 10A-3 of the Securities and Exchange Act of 1934, of the Company or any of its subsidiaries.

present in person or by telephone. The Committee may also act by unanimous written consent of its members as described under the heading "Authority" in this Charter.

e.	The external auditor may request the Chair to call a meeting of the Committee to consider any matter that the auditor believes should be brought to the attention of the directors or the shareholders of the Company. In addition to the external auditor, each committee chair, members of board, as well as the Chief Executive Officer or Chief Financial Officer shall be entitled to request the Chair to call a meeting, which meeting shall be held within two weeks of the request.

f.	Notice of the time and place of every meeting shall be given in writing or by email communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting.

g.	The Committee shall fix its own procedure at meetings, keep records of its proceedings and provide a verbal report to the Board routinely at the next regularly scheduled Board meeting and shall provide copies of finalized minutes of meetings to the Corporate Secretary to be kept with the official minute books of the Company.

h.	The Committee will review and approve its minutes of meetings and copies will be made available to the external auditor or its members as requested.

i.	In camera sessions will be scheduled for each regularly scheduled quarterly Committee meeting, and as needed from time to time.

j.	On an ad-hoc basis, the Committee may also meet separately with the Chief Executive Officer, the Chief Financial Officer, the General Counsel and such other members of management as they may deem necessary.

RESPONSIBILITIES AND DUTIES

Overall Committee:

To fulfill its responsibilities and duties the Committee will:

a.	review this Charter periodically, but at least once per annum, and recommend to the Nominating and Governance Committee any necessary amendments;

b.	review and, where necessary, recommend revisions to the Company's disclosure in the Management Information Circular regarding the Committee's composition and responsibilities and how they are discharged;

c.	assist the Board in the discharge of its responsibilities relating to the quality, acceptability and integrity of the Company's accounting policies and principles, reporting practices and internal controls;

d.	review and recommend approval by the Board of all significant and material financial disclosure documents to be released by the Company, including but not limited to, quarterly and annual financial statements and management discussion and analysis, annual reports, Form 40-F, annual information forms, and prospectuses containing material information of a financial nature; and

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e.	oversee the relationship and maintain a direct line of communication with the Company's external auditors and assess their performance.

Public Filings, Policies and Procedures:

The Committee is responsible for:

a.	ensuring adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the Company's disclosure controls and procedures, and management's evaluation thereof, to ensure that financial information is recorded, processed, summarized and reported within the time periods required by law;

b.	reviewing disclosures made to the Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for any significant deficiencies in the design or operation of internal controls or material weakness therein and any fraud involving management or other employees who have a significant role in internal controls; and

c.	reviewing with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company's financial reporting or accounting policies.

External Auditors

The responsibilities and duties of the Committee as they relate to the external auditor are to:

a.	consider and make recommendations to the Board with respect to the external auditor to be nominated for appointment by shareholders at each annual general meeting of the Company;

b.	review the performance of the external auditor and, where appropriate, recommend to the Board the removal of the external auditor;

c.	confirm the independence and effectiveness of the external auditor, which will require receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the Company and any other factors that might affect the independence of the auditor;

d.	oversee the work of the external auditor generally, and review and report to the Board on the planning and results of external audit work, including:

i.	the external auditor's engagement letter or other reports of the auditor;

ii.	the reasonableness of the estimated fees and other compensation to be paid to the external auditor;

iii.	the form and content of the quarterly and annual audit report, which should include, inter alia:

•	a summary of the Company's internal controls and procedures;

•	any material issues raised in the most recent meeting of the Committee; and

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•	any other related audit, review or attestation services performed for the Company by the external auditors.

e.	actively engage in dialogue with the external auditor with respect to any disclosed relationships or services that may affect the independence and objectivity of the external auditor and take, or recommend the Board take, appropriate actions to oversee the independence of the external auditor;

f.	monitor the relationship between management and the external auditor and resolve any disagreements between them regarding financial reporting; and

g.	engage the external auditor in discussions regarding any amendments to critical accounting policies and practices; alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, including any potential ramifications and the preferred treatment by the independent auditor; and lastly, written communication between management and the independent auditor, including but not limited to, the management letter and schedule of adjusted differences.

Internal Controls and Financial Reporting

The Committee will:

a.	obtain reasonable assurance from discussions with (and/or reports from) management, and reports from the external auditors that the Company's financial and accounting systems are reliable and are operating effectively;

b.	in consultation with the external auditor, the CEO, the CFO, and where necessary, other members of management, review the integrity of the Company's financial reporting process and the internal control structure;

c.	review the acceptability of the Company's accounting principles and direct the auditors' examinations to particular areas of question or concern, as required;

d.	request the auditors to undertake special examinations (e.g., review compliance with conflict of interest policies) when it deems necessary;

e.	together with management, review control weaknesses identified by the external and internal auditors;

f.	review the appointments of the chief financial officer and other key financial executives; and

g.	during the annual audit process, consider if any significant matters regarding the Company's internal controls and procedures over financial reporting, including any significant deficiencies or material weaknesses in their design or operation, need to be discussed with the external auditor, and review whether internal control recommendations made by the auditor have been implemented by management.

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Ethical and Legal Compliance

The responsibilities and duties of the Committee as they relate to compliance and risk management are to:

a.	obtain reasonable assurances as to the integrity of the CEO and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

b.	review the adequacy, appropriateness and effectiveness of the Company's policies and business practices which impact on the integrity, financial and otherwise, of the Company, including those relating to hedging, insurance, accounting, information services and systems and financial controls, and management reporting;

c.	receive a report from management on tax issues and planning, including compliance with the Company's source deduction obligations and other remittances under applicable tax or other legislation;

d.	review annually the adequacy and quality of the Company's financial and accounting staffing, including the need for and scope of internal audit reviews (if any);

e.	establish procedures for a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

f.	review any complaints and concerns received regarding accounting, internal controls, or auditing matters or with respect to the Company's Code of Ethical Conduct, and the investigation and resolution thereof, and provide all relevant information relating to such complaints and concerns to the Nominating and Governance Committee;

g.	review and monitor the Company's compliance with applicable legal and regulatory requirements related to financial reporting and disclosure;

h.	review all related-party transactions; and

i.	carry the responsibility for reviewing reports from management, external auditors with respect to the Company's compliance with the laws and regulations having a material impact on financial reporting and disclosure, including: tax and financial reporting laws and regulations; legal withholding requirements; environmental; and any other laws and regulations which expose directors to liability.

AUTHORITY

a.	The Committee shall have the authority to:

i.	incur reasonable expenses to engage independent counsel and other advisors as it determines necessary to carry out its duties;

ii.	set and pay the compensation (after consultation with the CEO) for any advisors employed by the Committee; and

iii.	communicate directly with the external auditors.

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b.	The Committee shall have the power, authority and discretion delegated to it by the Board which shall not include the power to change the membership of or fill vacancies in the Committee.

c.	A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting. Such resolution shall be filed with the minutes of the proceedings of the Committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

d.	The Board shall have the power at any time to revoke or override the authority given to or acts done by the Committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the Committee or fill vacancies in it as it shall see fit.

e.	The Committee shall have unrestricted and unfettered access to all Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

f.	At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee, shall attend a meeting of the Committee.

g.	The Committee shall have the authority to obtain advice and assistance from outside legal, accounting or financial advisors in its sole discretion.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

"Financially Literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in the Company's financial statements.

"Committee Financial Expert" means a person who has the following attributes:

a.	an understanding of generally accepted accounting principles and financial statements;

b.	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c.	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised in the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

d.	an understanding of internal controls and procedures for financial reporting; and

e.	an understanding of audit committee functions; acquired through any one or more of the following:

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f.	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

g.	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; or

h.	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or other relevant experience.

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